Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134106

333-134106-01

333-134106-02

PROSPECTUS

LPG International Inc.

Offer to Exchange

7.250% Exchange Notes Due 2015

for

7.250% Notes Due 2015

Unconditionally Guaranteed by

Ultrapar Participações S.A.

and

Oxiteno S.A. Indústria e Comércio

We are offering to exchange up to $250,000,000.00 of our new 7.250% Exchange Notes Due 2015, which we refer to as the “new notes,” for up to $250,000,000.00 of our existing 7.250% Notes Due 2015, which we refer to as the “old notes.” The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

To exchange your old notes for new notes:

•	you are required to make the representations described on pages 13 and 41 to LPG International

•	you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, JPMorgan Chase Bank, N.A. by 5:00 p.m., New York time, on June 22, 2006

•	you should read the section called “The Exchange Offer” for further information on how to exchange your old notes for new notes

The old notes are listed on the Luxembourg Stock Exchange and we intend to apply to list the new notes on the Luxembourg Stock Exchange.

See “ Risk Factors” beginning on page 20 for a discussion of risk factors that should be considered by you prior to tendering your old notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 23, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering the new notes in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus as well as the information incorporated by reference herein is accurate only as of the date of the applicable document.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date (as defined below) and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors,” following the “Summary,” for a description of certain factors relating to a decision to tender your old notes in the exchange offer, including information about our business. Neither we nor our representatives is making any representation to you regarding the legality of participation in the exchange offer by you under applicable legal investment or similar laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of a decision whether to tender your old notes in the exchange offer.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Ultrapar,” the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Ultrapar Participações S.A., “Oxiteno” refers to Oxiteno S.A. Indústria e Comércio, a wholly-owned subsidiary of Ultrapar Participações S.A., “Guarantors” refers to Ultrapar and Oxiteno, and all references to “LPG International” or the “Issuer” refer to LPG

i

International Inc., a wholly-owned subsidiary of Ultrapar Participações S.A. and the issuer of the notes. Unless otherwise indicated or the context otherwise requires, the term “notes” refers collectively to the old notes and the new notes.

The new notes will be available initially only in book-entry form. We expect that the new notes will be issued in the form of one or more registered global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global notes will be shown on, and transfers of beneficial interests in the global notes will be effected through, records maintained by DTC and its direct or indirect participants. After the initial issuance of the global notes, certificated notes may be issued in registered form, which shall be in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. See “The Description of New Notes—Book-Entry System; Delivery and Form” for further discussion of these matters.

We intend to apply to list the new notes on the Luxembourg Stock Exchange. We will comply with any undertakings given by us from time to time to the Luxembourg Stock Exchange in connection with the new notes, and we will furnish to the Luxembourg Stock Exchange all such information as the rules of the Luxembourg Stock Exchange may require in connection with the listing of the new notes.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” information contained in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference includes important business and financial information about us and is considered to be part of this prospectus, and later information that we file with the SEC, to the extent that we identify such information as being incorporated by reference into this prospectus, will automatically update and supersede this information. Information set forth or incorporated by reference in this prospectus supersedes any previously filed or furnished information that is incorporated by reference into this prospectus to the extent inconsistent with that previously filed or furnished information. We incorporate by reference into this prospectus the following information and documents:

•	Ultrapar’s annual report on Form 20-F for the fiscal year ended December 31, 2005, dated May 5, 2006, which we refer to in this prospectus as the 2005 Form 20-F;

•	Ultrapar’s report on Form 6-K, submitted to the SEC on May 11, 2006;

•	Ultrapar’s report on Form 6-K, submitted to the SEC on May 15, 2006; and

•	any future filings on Form 20-F Ultrapar makes under the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and prior to the termination of the exchange offer, and any future submissions by Ultrapar on Form 6-K during this period that are identified as being incorporated into this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address and phone number:

Ultrapar Participações S.A.

Av. Brigadeiro Luis Antônio, 1343, 9° Andar

São Paulo, SP, Brazil 01317-910

Attention: Investor Relations

Telephone: 55-11-3177-6695

To obtain timely delivery before the expiration of the exchange offer, old note holders must request this information no later than June 16, 2006, which is five business days prior to the expiration of the exchange offer.

ii

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting and other informational requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these informational and reporting requirements, we file or furnish reports and other information with the SEC. We file annual reports on Form 20-F, which include annual audited consolidated financial statements prepared in accordance with Brazilian GAAP (as defined in “Presentation of Financial and Other Information”), accompanied by certain reconciliations to U.S. GAAP (as defined in “Presentation of Financial and Other Information”), and furnish reports on Form 6-K containing our quarterly unaudited consolidated financial statements prepared in accordance with Brazilian GAAP and certain other information. These materials may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access materials we have filed. Copies of material we file can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

We also file financial statements and other periodic reports with the Brazilian Securities Commission, or CVM, located at Rua Sete de Setembro, 111, Rio de Janeiro, RJ, Brazil 20050-901.

iii

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

LPG International is an exempted limited liability company incorporated under the laws of the Cayman Islands. LPG International is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services.

However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States. All of LPG International’s assets are located outside the United States. In addition, all of its directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of LPG International or such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon LPG International or such persons or to enforce against them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have been advised by our Cayman Islands counsel, Walkers, that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against LPG International or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in the Cayman Islands, against LPG International or such persons, predicated upon the securities laws of the United States or any state thereof.

Walkers has further advised LPG International that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Brazil

Ultrapar and Oxiteno are residents of or are incorporated under the laws of Brazil. Substantially all of our assets and those of Oxiteno are located in Brazil. All of our directors and officers and certain advisors named herein reside in Brazil, and all of the officers and directors of Oxiteno reside in Brazil. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, or the persons described above, obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Higher Court of Justice. That confirmation will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process on the parties as required under applicable law;

•	is not subject to appeal;

•	is for the payment of a sum certain;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

We cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the notes.

We have been further advised by our Brazilian counsel that:

•	original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts will enforce judgments in such actions against us, our directors, our executive officers or Oxiteno, its directors and executive officers and the advisors named in this prospectus; and

•	the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching our assets or those of LPG International or Oxiteno is limited by provisions of Brazilian law.

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazilian judge. This requirement does not apply to a proceeding to enforce a foreign judgment which has been confirmed by the Brazilian Higher Court of Justice.

General

LPG International, Ultrapar and Oxiteno have appointed CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as agent to receive service of process under the indenture governing the notes, including with respect to any action brought against either of them in the United States District Court for the Southern District of New York under the federal securities laws of the United States or the laws of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

FORWARD-LOOKING STATEMENTS

The statements contained or incorporated in this prospectus in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this prospectus because of new information, future events and other factors. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” “estimate,” “project,” “anticipate,” “can,” “intend” and similar words are intended to identify forward-looking statements. These statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	strategy for marketing and operational expansion;

•	capital expenditures forecasts; and

•	development of additional sources of revenue.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the liquified petroleum gas, or LPG, industry, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	approval of Brazilian antitrust authorities of the Shell Gás acquisition;

•	access to sources of financing and our level of debt;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions; and

•	availability of tax benefits.

Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to the Brazilian economy, securities and foreign exchange markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the Brazilian LPG, chemicals and transportation industries and changes in their regulatory environment and other factors relating to the highly competitive market in which we operate.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information contained in this prospectus is the consolidated financial information of Ultrapar, one of the guarantors of the notes. Ultrapar indirectly owns all of the capital stock of LPG International, the issuer of the notes, and directly owns all of the capital stock of Oxiteno, the other guarantor of the notes. Ultrapar is a holding company and at December 31, 2005, Ultrapar’s assets (other than its investment in its various subsidiaries), which consisted principally of cash, represented approximately 10% of the total assets of Ultrapar and its consolidated subsidiaries, and Ultrapar’s liabilities, which consisted primarily of debentures, represented approximately 23% of the total liabilities of Ultrapar and its consolidated subsidiaries.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file reports, including annual reports on Form 20-F, and other information with the SEC. However, as a foreign private issuer, we are not required to file annual, quarterly or current reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file, as long as we are required to do so, an annual report on Form 20-F containing our audited consolidated financial statements. We also file our quarterly financial statements on Form 6-K with the SEC.

LPG International and Oxiteno are not required under the Exchange Act to file annual, quarterly and current reports, proxy statements or any other information with the SEC. Accordingly, LPG International and Oxiteno do not file separate financial statements with the SEC. LPG International and Oxiteno will prepare unaudited separate financial statements in accordance with Brazilian GAAP on an annual basis and furnish these financial statements to the trustee of the notes, which will make them available to the holders of the notes. LPG International’s and Oxiteno’s financial condition, results of operations and cash flows are consolidated into the financial statements of Ultrapar. See note 3 to our audited consolidated financial statements in the 2005 Form 20-F for a summary of our significant accounting policies.

The audited consolidated balance sheets as of December 31, 2005 and 2004 of Ultrapar and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto, for the years ended December 31, 2005, 2004 and 2003, included in our 2005 Form 20-F, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, as stated in their report included in our 2005 Form 20-F. Our audited consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto, for the year ended December 31, 2002 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, but are not included or incorporated in this prospectus. The audited consolidated balance sheet as of December 31, 2001 and the related consolidated statements of income, cash flows and changes in shareholders’ equity, including the notes thereto for the year ended December 31, 2001 have been audited by other auditors and are not included or incorporated in this prospectus.

All references herein to the “real,” “reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

On May 22, 2006, the exchange rate for reais into U.S. dollars was R$2.288 to U.S.$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2,341 to U.S.$1.00 at December 31, 2005. The real/dollar exchange rate fluctuates widely, and the current selling rate may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2001.

Solely for the convenience of the reader, we have translated some amounts included in “Summary—Summary Financial Information,” “Capitalization,” “Selected Consolidated Financial Information” and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2005 of R$2.341 to U.S.$1.00 for each such corresponding date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into

U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Segment information for our businesses is presented on an unconsolidated basis. Consequently, intercompany transactions have not been eliminated in segment information and therefore this information will not sum to the consolidated financial information also provided.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Brazilian GAAP, U.S. GAAP and IFRS

Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which include accounting principles emanating from Brazilian corporate law and accounting standards and supplementary procedures established by the CVM and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON.

Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP, and from accounting standards under the International Financial Reporting Standards, or IFRS. See note 24 to our audited consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of shareholders’ equity as of December 31, 2005 and 2004 and net income for the years ended December 31, 2005, 2004 and 2003 from Brazilian GAAP to U.S. GAAP.

Market information

We obtained the market and competitive position data, including market forecasts, used throughout this prospectus and in the 2005 Form 20-F incorporated by reference herein from internal surveys, market research, publicly available information and industry publications. All market share information for the LPG business in Brazil is obtained from Sindigás, the Brazilian Association of LPG distributors. Unless otherwise specified, all macroeconomic data is obtained from the Instituto Brasileiro de Geografia e Estatística (IBGE), Fundação Getúlio Vargas (FGV) and the Central Bank. Industry publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. We disclose in this prospectus certain non-GAAP financial measures, including adjusted EBITDA and net cash (debt). Adjusted EBITDA is equal to operating income before financial items, depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means of assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financings. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, amortization or capital expenditures and associated charges. The adjusted EBITDA presented herein relates to Brazilian GAAP, which we use to prepare our consolidated financial statements. This adjusted EBITDA calculation is expressly permitted by the Brazilian regulators that establish the accounting principles generally accepted for use in such financial statements. We use net cash (debt) as a measure to provide information of our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. For more information related to net cash (debt) see footnote 8 under “Item 3A. Selected Consolidated Financial Data” in the 2005 Form 20-F. The non-GAAP financial measures described in this prospectus are not a substitute for the GAAP measures of financial performance.

SUMMARY

This summary highlights material information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to tender your old notes in the exchange offer. You should read the entire prospectus carefully, before making a decision to tender your old notes in the exchange offer, including the section entitled “Risk Factors,” and our 2005 Form 20-F, including our audited consolidated financial statements and the notes thereto.

Our Business

We are one of Brazil’s leading corporate groups. We are engaged in the distribution of LPG, production of chemicals, and the provision of integrated logistics services. Our wholly-owned subsidiary, Ultragaz Participações Ltda., or Ultragaz, is the largest LPG distributor in Brazil with a national market share of 24% as of December 31, 2005. In the chemicals business, our wholly-owned subsidiary, Oxiteno, is the sole producer of ethylene oxide and its principal derivatives in the Mercosur area (comprising Brazil, Argentina, Paraguay and Uruguay) and a major producer of specialty chemicals. Through our wholly-owned subsidiary, Ultracargo Operações Logísticas e Participações Ltda., or Ultracargo, we believe we are a leading provider of integrated road transport, storage and handling services for chemicals and fuels.

The table below sets forth certain financial information for us and our principal businesses.(1)

	Year ended December 31,
	2005(2)	2005	2004	2003	2002	2001
	(in millions of U.S. dollars or reais)
	U.S.$	R$	R$	R$	R$	R$
Net sales and services
Ultrapar consolidated	2,005.3	4,693.8	4,784.2	4,000.3	2,994.5	2,284.7
Ultragaz	1,239.8	2,902.4	2,968.1	2,622.7	1,942.7	1,381.1
Oxiteno	687.8	1,610.1	1,662.7	1,237.8	956.1	832.1
Ultracargo	100.4	234.2	197.3	177.1	131.5	105.4
Adjusted EBITDA(3)
Ultrapar consolidated	233.3	546.0	736.6	498.5	487.3	372.5
Ultragaz	83.3	195.1	268.9	208.2	219.8	163.0
Oxiteno	128.2	300.2	421.0	243.2	232.7	176.8
Ultracargo	18.9	44.3	40.5	40.0	29.2	28.1
Net Income
Ultrapar	127.7	299.2	414.5	246.4	222.3	132.2
Net cash (debt)(4)
Ultrapar consolidated	81.7	191.2	46.0	(78.1)	54.5	241.3

(1)	Segment information for our businesses are presented on an unconsolidated basis. See “Presentation of Financial and Other Information” for more information.
(2)	The real amounts for December 31, 2005 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.341 which is the rate reported by the Central Bank on such date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this prospectus as statements that the amounts in reais represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Exchange Rates”.
(3)	See footnote 3 under “Summary Financial Information” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(4)	See footnote 4 under “Summary Financial Information” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Our origins date to 1937 when our founder, Ernesto Igel, brought LPG to be used as cooking gas in Brazil and established Companhia Ultragaz S.A., the first distributor of LPG in the country. In 1966, we formed the operating subsidiary of Ultracargo to satisfy the demand for high quality transportation services for chemicals and LPG. We were also one of the pioneers in developing Brazil’s petrochemical industry with the creation of Oxiteno in 1970.

Organizational Structure

The following chart shows our current organizational structure(1) for our principal subsidiaries:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority participations in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of voting capital, respectively).

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. It has a national market share of 24% and is present in every state, excluding the north region, reaching approximately 10 million homes. For the year ended December 31, 2005, Ultragaz’s total volume sold reached 1.5 million tons of LPG.

Oxiteno is the sole producer of ethylene oxide and its principal derivatives in the Mercosur region and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly agricultural chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum, paints and varnishes. For the year ended December 31, 2005, Oxiteno sold approximately 525 thousand tons of chemical products. In the Brazilian market for these products we compete principally with imports. Imports of ethylene glycol and methyl-ethyl-ketone, two of our most important products, represented approximately 24% and 6% respectively, of the volumes sold in Brazil during the year ended December 31, 2005.

Ultracargo is a leading provider of integrated logistics for chemicals and fuels, with 21% of Brazil’s tank storage capacity for chemical products in 2004, according to the latest available data. In 2004, Ultracargo accounted for approximately 71% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

Balanced business mix

Our operations encompass the distribution of LPG, the production of ethylene oxide and its derivatives and the transportation and storage of chemicals and fuels. We believe our businesses provide us with increased financial capability and flexibility across the businesses in which we operate. Our balanced business mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network comprises approximately 4,500 dealers who represent Ultragaz. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition associated with quality, safety and efficiency, and also allows frequent contact with its customers. In addition, Ultragaz was the first to introduce LPG small bulk delivery in Brazil, with lower distribution cost than bottled distribution, and over the years has built a strong client base.

Flexibility across the petrochemical cycle

Oxiteno is the sole producer of ethylene oxide and its principal derivatives in the Mercosur region. Approximately 97% of its ethylene oxide production is used internally in the production of ethylene oxide derivatives which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which are traditionally products with better margins and less exposure to petrochemical cycles than commodity chemicals.

Cost efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from scale similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency.

Strong operational track record

Our business has exhibited a solid operational track record. During the last five years, we experienced a consolidated annual compounded average growth rate of 23% in net income, in spite of the overall macroeconomic volatility in Brazil during this same period. This growth has been driven by the operational performance of all our businesses.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG, petrochemical and specialized logistics industries. Our senior management team possesses an average of 27 years of experience in the relevant industries, is a significant shareholder in our company, and has a performance-linked remuneration based on an economic value-added model (EVA®).

Alignment of shareholders’ interests

Our bylaws provide important rights that align the interests of all our shareholders, including our controlling shareholders, management shareholders and minority shareholders. If our controlling shareholders sell their controlling stake in our Company, our bylaws provide that holders of our preferred and common shares are entitled to sell their shares in a public tender offer at the same price and with the same payment terms as our controlling shareholders.

Our Strategy

Build on the strength of our LPG brand

Our LPG distribution business has a high brand recognition associated with quality, safety and efficiency. We intend to reinforce this market perception by continuing to supply high quality products and services and introducing new services and distribution channels.

Maintain exclusivity in LPG distribution

We intend to preserve our strong relationship with dealers by keeping their distribution exclusivity and avoiding geographic overlap. We plan to continue to invest in training our dealers, in order to maximize efficiency, further strengthen our relationships with them and promote the high standards of our distribution network. In parallel, we plan to increase our operational efficiency and productivity at Ultragaz.

Continuously improve cost and capital efficiency in LPG distribution

We plan to continue to invest in the cost and capital efficiency of our distribution system. Current initiatives include a focus on enhanced discipline in capital allocation and a program to revise Ultragaz’s distribution structure, both prompted by changing market conditions such as market stability and the availability of new sales channels.

Expand capacity at Oxiteno

We intend to continue to expand Oxiteno’s production capacity ahead of demand in Brazil. As we expand, we plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We plan to increase Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development has resulted in the introduction of 112 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales on the domestic market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net cash position for the year ended December 31, 2005 was R$191 million. Additionally, all foreign currency denominated debt is hedged until its maturity. We have been consistently distributing dividends to our shareholders. During the last five years we have paid yearly dividends representing an average of approximately 52% of our net income.

Continue to grow our businesses

Our principal corporate objective is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions and we intend to continue this strategy. To complement Ultrapar’s leading market position in Brazil, we are also focused on expansion abroad, which we commenced with the acquisition of specialty chemicals producer Canamex in Mexico in 2003. In 2005, we prepared ourselves financially for the next phase of international expansion, raising approximately U.S.$450 million in long-term financing in the global capital markets.

PRINCIPAL EXECUTIVE OFFICES

Our principal offices are located at Av. Brigadeiro Luis Antônio, 1343, 9° Andar, São Paulo, SP, Brazil 01317-910. Our telephone number is (011-55-11) 3177-6482. We maintain a website at www.ultra.com.br. Information contained in our website does not constitute a part of this prospectus.

THE EXCHANGE OFFER

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the exchange offer, see “The Exchange Offer.”

Securities Offered	The Issuer is offering up to $250,000,000.00 aggregate principal amount of 7.250% Exchange Notes Due 2015, which have been registered under the Securities Act.

The Exchange Offer

The Issuer is offering to issue the new notes in exchange for a like principal amount of your old notes. The Issuer is offering to issue the new notes to satisfy its obligations contained in the registration rights agreement entered into when the old notes were sold in transactions under Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal

The exchange offer will expire at 5:00 p.m. New York City time on June 22, 2006 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to June 22, 2006. If the Issuer decides for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.

U.S. Federal Income Tax Consequences

Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for U.S. Federal income tax purposes. See “Taxation—Material United States Federal Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	The Issuer will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent	JPMorgan Chase Bank, N.A. is the exchange agent for the exchange offer.

Information Agent	D.F. King & Co. is the information agent for the exchange offer.

Failure to Tender Your Old Notes

If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require the Issuer to register your old notes or to pay you a higher rate of interest.

We believe that you will be able to resell the new notes without registering them with the SEC if you meet the requirements described below

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

•	you are not one of the Issuer’s or either of the Guarantors’ “affiliates”, which is defined in Rule 405 of the Securities Act;

•	you acquire the new notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes.

If you are an affiliate of LPG International, Ultrapar or Oxiteno, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with LPG International, Ultrapar or Oxiteno or any affiliate of LPG International, Ultrapar or Oxiteno to distribute the new notes;

•	you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from the Issuer in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

For a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

SUMMARY DESCRIPTION OF THE NEW NOTES

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restriction and registration rights relating o the old notes do not apply to the new notes. The following summary contains basic information about the new notes and the old notes. It is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the new notes, see “The Description of New Notes.”

Issuer	LPG International Inc.

Guarantors	Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio

The New Notes	Up to $250,000,000.00 aggregate principal amount of 7.250% Exchange Notes Due 2015, which have been registered under the Securities Act.

Guarantees	Ultrapar and Oxiteno will fully and unconditionally guarantee, on an unsecured basis, all of LPG International’s obligations pursuant to the new notes.

Ranking

The new notes will be senior unsecured obligations of LPG International. At December 31, 2005, LPG International had no existing debt other than the old notes. The new notes will be fully and unconditionally guaranteed on a senior unsecured basis by Ultrapar and Oxiteno. The guarantees will rank equally in right of payment with the other unsecured and unsubordinated indebtedness of Ultrapar and Oxiteno. The guarantees will be effectively junior to all other existing and future secured indebtedness of Ultrapar and Oxiteno and the indebtedness of any other existing and future subsidiary of Ultrapar and Oxiteno. At December 31, 2005, Ultrapar and Oxiteno had R$38.7 million (U.S.$16.5 million) in secured debt and the aggregate indebtedness of our non-guarantor subsidiaries was R$1,034.0 million (U.S.$441.7 million).

Maturity	December 20, 2015

Interest	7.250% per annum, payable in U.S. Dollars on June 20 and December 20 of each year, beginning on December 20, 2006.

Payment of additional amounts

LPG International and Ultrapar and Oxiteno, as the case may be, will pay Additional Amounts in respect of any payments of interest or principal to ensure that the net amounts receivable by you after applicable withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the new notes in the absence of such withholding or deduction, subject to some exceptions as described under “The Description of New Notes—Payment of Additional Amounts.”

Optional redemption

The new notes will be redeemable at the option of LPG International at any time or from time to time prior to their maturity, upon no more than 60 and not less than 30 days’ notice to the noteholders by mail. LPG International may redeem the new notes either as a whole or in part at a redemption price equal to the greater of (1) 100% of the principal amount of the new notes being redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus accrued interest thereon to the date of redemption.

Tax redemption

If due to changes in law related to taxes (i) LPG International has or will become obligated to pay Additional Amounts or (ii) Ultrapar or Oxiteno has or will become obligated to pay Additional Amounts in excess of the Additional Amounts Ultrapar or Oxiteno would be obligated to pay if such payments were subject to withholding or deduction at a rate of 15%, or 25% in case the holder of the new notes is resident in a tax haven jurisdiction, LPG International may, at its option, redeem all, but not less than all, of the new notes, at a redemption price equal to 100% of their principal amount then outstanding, together with interest accrued to the date fixed for redemption. See “The Description of New Notes—Payment of Additional Amounts” and “The Description of New Notes—Redemption for Taxation Reasons.”

Indenture	The new notes will be issued under the indenture among LPG International, as Issuer, Ultrapar and Oxiteno, as guarantors, and JPMorgan Chase Bank, N.A., as trustee.

Clearance and settlement

The new notes will be issued in book-entry form through the facilities of DTC for the accounts of its participants, including Euroclear Bank S.A./N.V., as the operator of the Euroclear System, and Clearstream Banking, société anonyme, and will trade in DTC’s same day funds settlement system. Beneficial interests in new notes held in book-entry form will not be entitled to receive physical delivery of certificated notes, except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “The Description of New Notes.”

Form and denomination	New notes will be issued in fully registered form, without interest coupons attached, only in minimum denominations of U.S.$100,000 and in integral multiples of U.S.$1,000 in excess thereof.

Certain covenants	The terms of the new notes will limit Ultrapar’s ability and the ability of its subsidiaries to:

•	enter into certain transactions with shareholders or affiliates;

•	create certain liens;

•	engage in certain mergers, sales or consolidation transactions; and

•	engage in certain sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications, which are described under the heading “The Description of New Notes—Certain Covenants” in this prospectus.

Trustee, transfer agent and registrar	JPMorgan Chase Bank, N.A.

Principal paying agent	J.P. Morgan Trust Bank Ltd.

Luxembourg listing

The Issuer intends to apply to list the new notes issued hereunder on the Luxembourg Stock Exchange. We cannot assure you, however, that this application will be accepted. The Directive of the European Parliament and the Council (2003/0045) (COD), or the Transparency Directive, regarding the harmonization of transparency requirements relating to financial information of issuers whose securities are admitted to trading on a regulated market in the European Union, such as the Luxembourg Stock Exchange, is now required to be implemented by the EU member states. The Issuer will at all times use its best efforts to maintain the listing of the new notes on the Luxembourg Stock Exchange. If the Transparency Directive (and/or any other European or national legislation) is adopted and is implemented or takes effect in Luxembourg in a manner that would require the Issuer, Ultrapar or Oxiteno to publish or produce financial statements according to accounting principles or standards that are different from Brazilian GAAP, or that would otherwise impose requirements on the Issuer, Ultrapar or Oxiteno that the Issuer, Ultrapar or Oxiteno, in their reasonable discretion determine are impracticable or unduly burdensome, the Issuer, in its own discretion, may apply to delist the new notes from the Luxembourg Stock Exchange. If the new notes are delisted, the Issuer will use its best efforts to list the new notes in another comparable exchange. However, there can be no assurance that the Issuer will obtain an alternative admission to listing, trading and/or quotation for the new notes by another listing authority, exchange and/or system within or outside the European Union.

Luxembourg listing agent	J.P. Morgan Bank Luxembourg S.A.

Governing law	The indenture is, and the new notes will be, governed by the laws of the State of New York.

RISK FACTORS

You should carefully consider all of the information contained in this prospectus prior to making a decision to tender your old notes in the exchange offer. In particular, we urge you to carefully consider the information set forth under “Risk Factors” in this prospectus and in the 2005 Form 20-F for a discussion of risks and uncertainties relating to us, our business, the notes, and the decision whether to tender your old notes in the exchange offer.

SUMMARY FINANCIAL INFORMATION

The following tables present summary consolidated financial data for our company under Brazilian GAAP. Brazilian GAAP varies in significant respects from U.S. GAAP and IFRS. See note 24 to our audited consolidated financial statements in the 2005 Form 20-F for a summary of the differences between Brazilian GAAP and U.S. GAAP. The consolidated balance sheet information as of December 31, 2005 and 2004 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholder equity for the years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements included in the 2005 Form 20-F. The consolidated balance sheet information as of December 31, 2003 is derived from our audited consolidated financial statements that are not included or incorporated in this prospectus. You should read the information below in conjunction with our consolidated financial statements in our 2005 Form 20-F, as well as “Presentation of Financial Information” in this prospectus and “Item 5. Operating and Financial Review and Prospects” in our 2005 Form 20-F.

	Year ended December 31,
	2005(1)	2005	2004	2003
	(in millions of U.S. dollars or reais where indicated)
	U.S.$	R$	R$	R$
Consolidated income statement data:
Brazilian GAAP:
Net sales and services	2,005.3	4,693.8	4,784.2	4,000.3
Cost of sales and services	(1,616.4)	(3,783.4)	(3,669.9)	(3,196.4)
Gross profit	388.9	910.4	1,114.3	803.9
Selling, general and administrative expenses	(235.7)	(551.7)	(555.9)	(458.9)
Operating income before financial items	153.0	358.3	563.9	351.6
Financial (expenses) income, net	(11.7)	(27.3)	(45.0)	(57.2)
Nonoperating income (expenses), net	(0.8)	(1.8)	(16.0)	1.0
Income before income and social contribution taxes, equity in earnings (losses) of affiliated companies and minority interest	140.5	329.2	502.9	295.4

Net income	127.7	299.2	414.5	246.4

Balance sheet data:
Total current assets	827.2	1,936.3	1,344.9	1,218.7
Total long-term assets	230.5	539.6	143.3	84.9
Total permanent assets	514.1	1,203.3	1,179.0	1,104.4
Total assets	1,571.8	3,679.2	2,667.2	2,408.0
Total current liabilities	208.6	488.3	685.4	632.8
Total long-term liabilities	585.8	1,371.2	353.1	386.3
Total liabilities	794.4	1,859.5	1,038.5	1,019.1

Total Stockholders’ equity	764.8	1,790.1	1,600.5	1,356.7

Other financial data:
Depreciation and amortization(2)	80.2	187.7	172.7	146.9
Adjusted EBITDA(3)	233.3	546.0	736.6	498.5
Net cash (debt)(4)	81.7	191.2	46.0	(78.1)

(1)	The real amounts for December 31, 2005 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.341 which is the rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this prospectus as statements that the amounts in reais represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Exchange Rates.”

(2)	Depreciation represents depreciation and amortization expenses included in cost of sales and services and in selling, general and administrative expenses.

(3)	The inclusion of adjusted EBITDA information is to provide a measure of assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income before financial items, depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means of assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financings. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing cost of our business that could significantly affect profitability such as financial expense and income taxes, depreciation or capital expenditures and associated charges. The adjusted EBITDA presented herein relates to Brazilian GAAP, which is used in the primary financial statements included in this filing. This adjusted EBITDA calculation is expressly permitted by the Brazilian regulators that establish the accounting principles generally accepted for use in such financial statement and is included in the financial statements published in Brazil. See note 16 to our audited consolidated financial statements in our 2005 Form 20-F for a reconciliation of adjusted EBITDA to information in our financial statements.

The tables below provide a reconciliation of net income to adjusted EBITDA and of operating income before financial items to adjusted EBITDA for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

Reconciliation of Net Income to Adjusted EBITDA

Ultrapar

	Year ended December 31,
	2005	2004	2003	2002	2001
Net income	299.2	414.5	246.4	222.3	132.2
Minority interest	2.8	5.4	3.6	54.5	73.0
Equity in earnings (losses) of affiliated companies	(1.6)	—	0.5	1.7	(1.9)
Income and social contributions taxes, net of benefit of tax holidays	28.8	83.0	44.9	71.4	27.5
Non-operating (expenses) income, net	1.8	16.0	(1.0)	44.1	17.0
Financial income (expenses), net	27.3	45.0	57.2	(28.5)	31.1
Depreciation and amortization	187.7	172.7	146.9	121.8	102.4
Non-cash operating income included in “Operating income (expenses), net”	—	—	—	—	(8.8)

Adjusted EBITDA	546.0	736.6	498.5	487.3	372.5

Reconciliation of Operating Income before Financial Items to Adjusted EBITDA

Ultrapar

	Year ended December 31,
	2005	2004	2003	2002	2001
Operating income before financial items	358.3	563.9	351.6	365.5	278.9
Depreciation and amortization	187.7	172.7	146.9	121.8	102.4
Non-cash operating income included in “Operating income (expenses), net”	—	—	—	—	(8.8)

Adjusted EBITDA	546.0	736.6	498.5	487.3	372.5

Reconciliation of Operating Income before Financial Items to Adjusted EBITDA

Ultragaz

	Year ended December 31,
	2005	2004	2003	2002	2001
Operating income before financial items	77.8	152.7	113.2	143.2	101.1
Depreciation and amortization	117.3	116.2	95.0	76.6	61.9

Adjusted EBITDA	195.1	268.9	208.2	219.8	163.0

Reconciliation of Operating Income before Financial Items to Adjusted EBITDA

Oxiteno

	Year ended December 31,
	2005	2004	2003	2002	2001
Operating income before financial items	257.9	382.9	207.0	199.9	146.6
Depreciation and amortization	42.3	38.1	36.2	32.8	30.2

Adjusted EBITDA	300.2	421.0	243.2	232.7	176.8

Reconciliation of Operating Income before Financial Items to Adjusted EBITDA

Ultracargo

	Year ended December 31,
	2005	2004	2003	2002	2001
Operating income before financial items	17.2	23.0	24.7	17.6	27.4
Depreciation and amortization	27.1	17.5	15.3	11.6	9.5
Non-cash operating income included in “Operating income (expenses), net”	—	—	—	—	(8.8)

Adjusted EBITDA	44.3	40.5	40.0	29.2	28.1

(4)	Net cash (debt) is included in this prospectus in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	As of December 31,
	2005	2004	2003	2002	2001
Cash and cash equivalents	1,114.2	624.5	568.8	637.9	656.0
Short-term investments	184.8	22.4	41.0	—	—
Long-term investments	372.7	38.8	—	—	—
Short-term financing	(184.0)	(381.6)	(381.6)	(219.8)	(124.5)
Short-term debentures	(17.9)	—	—	—	—
Long-term financing	(978.6)	(258.1)	(306.3)	(363.6)	(290.2)
Long-term debentures	(300.0)	—	—	—	—

Net cash (debt position)	191.2	46.0	(78.1)	54.5	241.3

RISK FACTORS

You should carefully consider the risks and uncertainties described below and in our 2005 Form 20-F and the other information in this prospectus before making a decision to tender your old notes in the exchange offer. The risks described below are not the only ones facing our company or investments in Brazil in general. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. There are a number of factors, including those described below, which may adversely affect LPG International’s ability to make payment on the notes or our ability or Oxiteno’s ability to make payments under the notes or the guarantees. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

The risk factors in this prospectus update the corresponding risk factors in the 2005 Form 20-F and supersede such earlier risk factors to the extent of any conflict or inconsistency.

Risks Relating to LPG International

The Issuer is a finance subsidiary that has no revenue-generating operations of its own and depends on cash received from financing arrangements with Ultrapar and other affiliates in order to be able to make payments on the notes.

The Issuer is a finance subsidiary and conducts no business operations of its own and has not engaged in any activities other than financing activities including the issuance of the notes. The Issuer has no subsidiaries, and its only sources of revenues are from financing arrangements with Ultrapar or other affiliates. The Issuer’s ability to make payments on the notes is therefore primarily dependent on the cash flows received under these financing arrangements. If payments under these financing arrangements are not made by Ultrapar or other affiliates, for whatever reason, the issuer does not expect to have any other sources of funds available to it that would permit it to make payments on the notes. In such circumstances, holders of the notes would have to rely upon claims for payment under the guarantees.

Risks Relating to Ultrapar

Ultrapar is a holding company and is dependent on payments from its subsidiaries in order to be able to make payments under financing arrangements with LPG International. Oxiteno receives most of its revenues from its subsidiaries and is therefore dependent on payments from its subsidiaries to meet its obligations under the notes.

As a holding company, we have no significant operating assets other than our ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries. Consequently, our ability to make payments under financing arrangements with the Issuer depends solely upon our receipt of dividends and other cash flows from our subsidiaries, as well as dispositions of one or more of our subsidiaries or other assets or interests therein. Additionally, most of Oxiteno’s revenues come from its subsidiaries. Oxiteno’s ability to meet its obligations under the notes depends upon its receipt of dividends and other cash flows from its subsidiaries as well as dispositions of one or more of its subsidiaries or other assets or interests therein.

Our subsidiaries are separate and distinct legal entities and, except for Oxiteno, have no obligation, contingent or otherwise, to pay amounts due pursuant to the notes or to make any funds available to pay such amounts and do not guarantee the payment of interest on or principal of the notes. In addition, the ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal limits such as dividend restrictions and fiduciary duties, contractual limitations and the operating results of our subsidiaries.

We require a significant amount of cash to service our debt and for other general corporate purposes. Our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on our debt, and to fund working capital, product development, international expansion and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors,” in “Item 3D. Risk Factors” in our 2005 Form 20-F, and elsewhere in this prospectus.

Our business may not generate sufficient cash flows from operations, and additional debt and equity financing may not be available to us in an amount sufficient to enable us to pay our debts if or when due, including the notes, or to fund our other liquidity needs. For a discussion of our cash flows and liquidity, see “Item 5. Operating and Financial Review and Prospects” in our 2005 Form 20-F.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures and decline attractive expansion opportunities;

•	sell assets;

•	obtain additional debt or equity financing; or

•	restructure or refinance all or a portion of our debt, including the notes, on or before maturity.

We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the notes, limit, and any future debt that we may incur may limit our ability to pursue any of these alternatives.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government, which has often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls and fluctuation of the Central Bank’s base interest rates. Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. For example, in the past, the Brazilian government maintained domestic price controls, and we cannot assure you that price controls will not be reimposed in the future. Our financial condition and results of operations may also be adversely affected by the following factors and the Brazilian government’s actions in response to them:

•	currency fluctuations;

•	inflation;

•	economic and social instability;

•	energy shortages;

•	interest rates;

•	exchange controls and restrictions on remittances abroad;

•	liquidity of the domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Luiz Inácio Lula da Silva, one of the founders of the left-wing Workers’ Party, took office as President of Brazil, on January 1, 2003. In the period leading up to and following the October 2002 presidential election, there was substantial uncertainty regarding the policies that the new government would pursue. This uncertainty resulted in a loss of investor confidence in the Brazilian economy and a 52.3% devaluation of the real against the U.S. dollar between January 1, 2002 and December 31, 2002. While the Brazilian government has adopted economic measures that are more conservative than initially expected by some observers, we cannot assure you that these policies will continue or that the Brazilian government will continue to pursue economic stabilization and liberalization policies. We cannot predict what future fiscal, monetary, social security and other policies will be adopted by the Brazilian government and whether these policies will result in adverse consequences to the economy and to our business, results of operations, financial condition or prospects.

A presidential election will be held in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions relating to the Brazilian economy that may consequently affect the operations and financial performance of businesses, such as our company. The presidential election may result in changes in existing governmental policies, and the post-election administration—even if President Luiz Inácio Lula da Silva is reelected—may seek to implement new policies. We cannot predict what policies the Brazilian government will adopt and whether these policies will negatively affect the economy or our business and financial performance.

Risks relating to the Old Notes

If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes. We do not intend to register the old notes under the Securities Act. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected. See “The Exchange Offer.”

Risks Relating to the New Notes and Guarantees

There is currently no public trading market for the new notes and your ability to sell the new notes is limited.

The new notes are new securities, and there is no existing public market for the new notes. We intend to apply to list the new notes on the Luxembourg Stock Exchange. We cannot assure you, however, that the application will be accepted or that an active trading market for the new notes will develop or be sustained. If an active market for the notes does not develop or is interrupted, the market price and liquidity of the new notes may be adversely affected. We also cannot assure you as to the liquidity of any markets that may develop for the new notes, the ability of holders of the new notes to sell their new notes, or the price at which holders would be able to sell their new notes.

Future trading prices of the new notes will depend on many factors, including:

•	prevailing interest rates;

•	our operating results;

•	prospects for other companies in our industry;

•	the market for similar securities; and

•	risk associated with Brazilian issuers of such type of securities.

The new notes and the guarantees will be unsecured and will rank equally with other unsecured unsubordinated indebtedness the Issuer and the Guarantors may, if applicable, incur.

The new notes and the guarantees will constitute senior unsecured obligations of the Issuer and the Guarantors, respectively and will rank pari passu in priority of payment with all other present and future unsubordinated unsecured indebtedness. Although the new notes and the guarantees will provide the holders of the new notes with a direct, but unsecured, claim on the assets and property of the Issuer and the Guarantors, the new notes will be effectively junior to their secured debt, to the extent of the assets and property securing such debt. At December 31, 2005, LPG International had no existing debt other than the old notes. At December 31, 2005, approximately 9.7% of the Guarantors’ outstanding indebtedness was secured.

Ultrapar’s and Oxiteno’s guarantees of the new notes will be structurally subordinated to the claims of creditors of our non-guarantor subsidiaries.

At December 31, 2005, the aggregate indebtedness and obligations of our non-Guarantor subsidiaries to creditors, including trade creditors (with the exception of vendor financing), was approximately R$1,263.0 million (U.S.$539.6 million). As of December 31, 2005, LPG International had no existing debt other than the old notes. Any right of ours to receive any assets of any of our subsidiaries or equity affiliates upon their liquidation, dissolution, winding-up, receivership, reorganization or any bankruptcy, insolvency or similar proceedings (and the consequent right of the holders of the new notes to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary’s or equity affiliate’s creditors (including trade creditors and holders of debt or guarantees issued by such subsidiary).

Ultragaz, Ultracargo and certain other subsidiaries are not guarantors.

Ultragaz, Ultracargo and certain of our other subsidiaries will not guarantee the new notes. Under Brazilian law, as a general rule, holders of the new notes and the guarantees will not have any claim whatsoever against non-Guarantor subsidiaries of Ultrapar. As of December 31, 2005, our non-Guarantor subsidiaries had approximately R$1,034.0 million (U.S.$441.7 million) of indebtedness outstanding. Our non-Guarantor subsidiaries generated approximately 89.5% of our consolidated net sales for the twelve months ended December 31, 2005 and held approximately 81.2% of our consolidated assets as of December 31, 2005.

Ultrapar, Oxiteno and LPG International may incur additional indebtedness ranking equally to the new notes and the guarantees.

The indenture permits us to issue additional debt that ranks on an equal and ratable basis with the new notes and the guarantees. If we, Oxiteno or LPG International incur any additional debt that ranks on an equal and ratable basis with the new notes, the holders of that debt will be entitled to share ratably with the holders of the new notes in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to you.

Our obligations under the guarantees and the new notes will be subordinated to certain statutory liabilities.

Under Brazilian bankruptcy law, our obligations under the guarantees and the new notes are subordinated to certain statutory preferences. In the event of the liquidation of Ultrapar or Oxiteno, such statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes and court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the guarantees.

We may not be able to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and U.S. dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

If certain changes to tax law were to occur, LPG International would have the option to redeem the new notes.

The new notes are redeemable at the option of LPG International in whole (but not in part), at any time at the principal amount thereof plus accrued and unpaid interest and any Additional Amounts due thereon if, as a result of changes in the laws or regulations affecting taxation, LPG International has or will become obligated to pay Additional Amounts or Ultrapar or Oxiteno has or will become obligated to pay Additional Amounts in excess of 15%, or 25% in case the holder of the new notes is resident in a tax haven jurisdiction, as defined by Brazilian legislation. We are unable to determine whether such a change and increase in the withholding tax rate will ultimately be presented to or enacted; however, if such an increase were enacted the new notes would be redeemable at the option of LPG International. See “The Description of New Notes—Payment of Additional Amounts,” “The Description of New Notes—Redemption for Taxation Reasons” and “Taxation.”

Any judgment obtained against us, Oxiteno or LPG International in the Courts of Brazil will be expressed in reais.

Any judgment obtained against us, Oxiteno or LPG International in the courts of Brazil in respect of any of our respective payment obligations under the new notes and the guarantees will be expressed in reais equivalent to the U.S. dollar amount of such sum at the exchange rate on the date determined by the relevant court. In case of bankruptcy, all credits held against us or Oxiteno denominated in foreign currency would be converted into reais at the prevailing rate on the date of declaration of bankruptcy by the judge. Furthermore, further authorization by the Central Bank would be required for the conversion of such reais-denominated amounts into foreign currency and for their remittance abroad.

USE OF PROCEEDS

The Issuer will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. The Issuer will cancel all of the old notes surrendered in exchange for the new notes.

The net proceeds from the sale of the old notes were approximately $246 million, after deduction of the initial purchasers’ discounts and commissions and other expenses of the offering. We intend to use the proceeds to refinance existing debt obligations, extend maturities, fund potential acquisitions and for general corporate purposes.

EXCHANGE RATES

Brazil

Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which currencies were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, that the transaction is legal. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

Following the introduction of the real in 1994 and through 1998, the Central Bank maintained a band system exchange rate, under which the exchange rate between the real and the U.S. dollar would fluctuate within a pre-established moving band. In January 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the exchange rate has been established by the market and has fluctuated considerably, reporting a maximum quotation of R$3.955 per U.S.$1.00 on October 22, 2002. Since the liberalization of the exchange rate, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. See “Item 3D. Risk factors—Risks Relating to Brazil” in our 2005 Form 20-F.

On May 22, 2006, the exchange rate for reais into U.S. dollars was R$2.288 to U.S.$1.00, based on the selling rate as reported by the Central Bank. The following table sets forth information on prevailing foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Period-end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Year
2001	2.320	2.353	1.936	2.801
2002	3.533	2.998	2.271	3.955
2003	2.889	3.060	2.822	3.662
2004	2.654	2.917	2.654	3.205
2005	2.341	2.412	2.163	2.762
2006 (through May 22, 2006)	2.288	2.173	2.059	2.346

	Month-end	Low	High
	(reais per U.S. dollar)
Month
November 2005	2.207	2.163	2.252
December 2005	2.341	2.180	2.374
January 2006	2.216	2.212	2.346
February 2006	2.136	2.118	2.222
March 2006	2.172	2.107	2.224
April 2006	2.089	2.089	2.154
May 2006 (through May 22, 2006)	2.288	2.059	2.288

(1)	Average of the foreign exchange rates on the last day of each month in the period.

Source: Central Bank

THE ISSUER

LPG International is an indirect wholly-owned subsidiary of Ultrapar, and was incorporated in the Cayman Islands as a limited liability company on April 26, 2002 for an unlimited period. The registered office of the Issuer is Walker House, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The Issuer was registered and filed as no. CR-117323 by the Assistant Registrar of Companies of the Cayman Islands.

Prior to the offering of the old notes, the Issuer had no material liabilities. Following the exchange offer, the only material liabilities of the Issuer will be any old notes not tendered in the exchange offer and any new notes issued in exchange for old notes. The Issuer is not required to and has not published financial statements for any period. The directors of LPG International are Paulo Guilherme Aguiar Cunha, Fabio Schvartsman and Eduardo de Toledo. Paulo Guilherme Aguiar Cunha is a director of our company. Paulo Guilherme Aguiar Cunha, Fabio Schvartsman and Eduardo de Toledo are executive officers of our company. As directors of LPG International, they act in accordance with the instructions of our company, as it indirectly owns all the shares of LPG International. Paulo Guilherme Aguiar Cunha, Fabio Schvartsman and Eduardo de Toledo reside in São Paulo, Brazil.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	As of December 31,
	2005		2004		2003		2002		2001
Ratio of Earnings to Fixed Charges	4.17	x	9.00	x	5.38	x	4.11	x	2.81	x

CAPITALIZATION

The following table sets forth our total debt and capitalization at December 31, 2005. The dollar amounts have been converted into reais using the exchange rate of R$2.341 to U.S.$1.00, which was the selling rate reported by the Central Bank on this date. This table should be read in conjunction with our audited consolidated financial statements appearing in the 2005 Form 20-F.

	As of December 31, 2005
	(in millions of US.Dollars)(1)	(in millions of reais)
Short-term financing	86.3	201.9
Long-term debt
Financing and Domestic Market Bond	546.2	1,278.6
Related companies	2.1	5.0

Total debt	634.6	1,485.5

Minority interest	12.6	29.6

Stockholders’ equity
Capital	404.2	946.0
Reserves and Retained earnings	360.6	844.1
Total stockholders’ equity	764.8	1,790.1

Total capitalization(2)	1,412.0	3,305.2

(1)	The real amounts for December 31, 2005 have been converted into dollar using the exchange rate of US$1.00 = R$2.341, which is the commercial rate reported by the Central Bank on each respective date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this prospectus as statements that the amounts in reais represent such values in US dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into US dollars at this or any other foreign exchange rates. See “Exchange Rates”.
(2)	Total capitalization is the sum of the total debt, minority interest and stockholder’s equity.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our selected financial information at the dates and for each of the periods indicated in Brazilian GAAP. Brazilian GAAP varies in significant respects from U.S. GAAP and IFRS. See note 24 to our audited consolidated financial statements in our 2005 Form 20-F for a summary of the differences between Brazilian GAAP and U.S. GAAP. The consolidated balance sheet information as of December 31, 2005 and 2004 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements included in the 2005 Form 20-F. The consolidated balance sheet information as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2002 and 2001 are derived from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus.

At a special meeting of our shareholders held on July 20, 2005, our shareholders approved a reverse stock split of all our issued common and preferred shares in the proportion of 1,000 shares of each respective class to 1 share of each respective class. In connection with this reverse stock split, we authorized a change to the ADS ratio of our ADR program from 1 ADS representing 1,000 preferred shares to 1 ADS representing 1 preferred share. This reverse stock split and ratio change became effective on August 23, 2005. As a result of the reverse stock split, we have amended our bylaws. As of May 22, 2006, we had 81,325,409 shares outstanding, with 49,429,897 common shares and 31,895,512 preferred shares.

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits. As a consequence the earnings per share shown below in accordance with U.S. GAAP have been retroactively restated to reflect the effects of this reverse stock split.

You should read the information below in conjunction with our consolidated financial statements in our 2005 Form 20-F, as well as “Presentation of Financial Information” in this prospectus and “Item 5. Operating and Financial Review and Prospects” in our 2005 Form 20-F.

	Year ended December 31,
	2005(1)	2005	2004	2003	2002	2001
	(In millions of U.S. dollars or reais, where indicated, except per share data)
	U.S.$	R$	R$	R$	R$	R$
Consolidated Income Statement Data:
Gross sales and services	2,203.6	5,158.0	5,250.6	4,603.8	3,795.3	2,862.5
Taxes on sales and services, rebates, discounts and returns	(198.3)	(464.2)	(466.4)	(603.5)	(800.8)	(577.8)

Net sales and services	2,005.3	4,693.8	4,784.2	4,000.3	2,994.5	2,284.7
Cost of sales and services	(1,616,4)	(3,783.4)	(3,669.9)	(3,196.4)	(2,247.1)	(1,698.3)

Gross profit	388,9	910.4	1,114.3	803.9	747.4	586.4

Operating (expenses) income
Selling, general and administrative expenses	(235.7)	(551.7)	(555.9)	(458.9)	(382.3)	(317.7)
Other operating income, net	(0.2)	(0.4)	5.5	6.6	0.4	10.2

Total operating expenses	(235.9)	(552.1)	(550.4)	(452.3)	(381.9)	(307.5)

Operating income before financial items	153.0	358.3	563.9	351.6	365.5	278.9
Financial (expenses) income, net	(11.7)	(27.3)	(45.0)	(57.2)	28.5	(31.1)
Non-operating (expenses) income, net	(0.8)	(1.8)	(16.0)	1.0	(44.1)	(17.0)

	Year ended December 31,
	2005(1)	2005	2004	2003	2002	2001
	(In millions of U.S. dollars or reais, where indicated, except per share data)
	U.S.$	R$	R$	R$	R$	R$
Income before income and social contribution taxes, equity in earnings (losses) of affiliated companies and minority interest	140.5	329.2	502.9	295.4	349.9	230.8
Income and social contribution taxes	(12.3)	(28.8)	(83.0)	(44.9)	(71.4)	(27.5)

Income before equity in earnings of affiliated companies and minority interest	128.2	300.4	419.9	250.5	278.5	203.3
Equity in earnings (losses) of affiliated companies	0.7	1.6	—	(0.5)	(1.7)	1.9
Minority interest	(1.2)	(2.8)	(5.4)	(3.6)	(54.5)	(73.0)

Net income	127.7	299.2	414.5	246.4	222.3	132.2

Net earnings per share(2)	1.59	3.73	5.95	3.54	3.62	2.49

Dividends per common share(3)	0.82	1.93	2.36	1.01	1.00	4.20

Dividends per preferred share(3)	0.82	1.93	2.36	1.11	1.09	4.63

Other financial data(4)
Cash flows from operating activities (5)	175.2	410.0	539.6	331.2	425.2	339.7
Cash flows from investing activities(5)	(288.9)	(676.3)	(303.1)	(391.3)	(427.2)	(206.7)
Cash flows from financing activities(5)	325.5	762.0	(176.8)	10.8	(59.7)	(339.2)
Depreciation and amortization(6)	80.2	187.7	172.7	146.9	121.8	102.4
Adjusted EBITDA(7)	233.3	546.0	736.6	498.5	487.3	372.5
Net cash (debt) (8)	81.7	191.2	46.0	(78.1)	54.5	241.3
Number of common shares (in thousands)(9)	49,429.9	49,429.9	51,264.6	51,264.6	51,264.6	37,984.0
Number of preferred shares (in thousands)(9))	31,895.5	31,895.5	18,426.6	18,426.6	18,426.6	15,016.0
U.S. GAAP:
Net income	124.8	292.1	414.3	288.3	143.9	123.0

Basic and diluted earnings per common shares(10)	1.54	3.61	5.18	3.48	1.97	1.94
Basic and diluted earnings per preferred shares(10)	1.54	3.61	5.18	3.82	2.16	2.14
Depreciation and amortization	58.7	137.4	126.6	98.5	85.4	74.9

(1)	The real amounts for December 31, 2005 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.341, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates” in our 2005 Form 20-F.
(2)	Net earnings per share are calculated on the weighted average shares outstanding during each of the periods presented. Under Brazilian GAAP, net earnings per share are not retroactively adjusted for the stock dividend but are retroactively adjusted for the reverse stock split described under “Item 4B. Business Overview” in our 2005 Form 20-F.
(3)	See “Item 8A. Consolidated Statements and Other Financial Information—Dividend and Distribution Policy” in our 2005 Form 20-F for information regarding declaration and payment of dividends. Dividends per share do not reflect any adjustments related to the stock dividend described under “Item 4B. Business Overview” in our 2005 Form 20-F.

(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with Brazilian GAAP in our 2005 Form 20-F.
(5)	See Note 24(V)(i) to our consolidated financial statements in our 2005 Form 20-F.
(6)	Represents depreciation and amortization expenses included in cost of sales and services and in selling, general and administrative expenses.
(7)	See footnote 3 under “Summary Financial Information” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(8)	Net cash (debt) is included in this prospectus in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. See footnote 4 under “Summary Financial Information” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.
(9)	The number of shares is retroactively adjusted for the reverse stock split.
(10)	The calculation of earnings per share is retroactively adjusted for stock dividend and the reverse stock split for all the periods presented.

	As of December 31,
	2005(1)	2005	2004	2003	2002	2001
	(In millions of U.S. dollars or reais, where indicated, except per share data)
	U.S.$	R$	R$	R$	R$	R$
Consolidated balance sheet data:
Current assets
Cash and cash equivalents	476.0	1,114.2	624.5	568.8	637.9	656.0
Short-term investments	79.0	184.8	22.4	41.0	—	—
Trade accounts receivables	146.7	343.3	369.3	322.3	278.0	149.2
Inventories	81.9	191.7	210.3	137.7	106.3	94.5
Recoverable taxes	26.9	62.9	73.0	115.5	115.1	121.2
Other	16.7	39.4	45.4	33.4	49.6	24.3

Total current assets	827.2	1,936.3	1,344.9	1,218.7	1,186.9	1,045.2

Long-term assets
Long-term investments	159.2	372.7	38.8	—	—	—
Related companies	1.6	3.7	3.1	2.8	2.6	1.7
Deferred income and social contribution taxes	26.1	61.0	36.3	61.4	33.3	27.3
Recoverable taxes	20.0	46.8	36.6	—	—	—
Other	23.6	55.4	28.5	20.7	11.5	13.0

Total long-term assets	230.5	539.6	143.3	84.9	47.4	42.0

Permanent assets
Investments	13.8	32.3	31.8	33.1	33.0	88.8
Property, plant and equipment, net	458.3	1,072.7	1,047.4	968.6	779.5	707.9
Deferred charges, net	42.0	98.3	99.8	102.7	81.1	68.1

Total permanent assets	514.1	1,203.3	1,179.0	1,104.4	893.6	864.8

TOTAL ASSETS	1,571.8	3,679.2	2,667.2	2,408.0	2,127.9	1,952.0

Current liabilities
Loans, financing and debentures	86.3	201.9	381.6	381.6	219.8	124.5
Trade accounts payable	38.8	90.9	102.0	90.3	104.4	88.4
Payroll and related charges	28.2	66.1	94.1	74.7	64.4	50.2
Dividends payable	44.4	103.9	74.7	41.7	49.0	33.6
Other	10.9	25.5	33.0	44.5	30.6	27.2

Total current liabilities	208.6	488.3	685.4	632.8	468.2	323.9

	As of December 31,
	2005(1)	2005	2004	2003	2002	2001
	(In millions of U.S. dollars or reais, where indicated, except per share data)
	U.S.$	R$	R$	R$	R$	R$
Long-term liabilities
Loans, financing and debentures	546.2	1,278.6	258.1	306.3	363.6	290.2
Related companies	2.1	5.0	8.8	9.0	10.2	11.0
Other taxes and contributions	26.0	60.8	52.1	40.9	28.5	62.4
Other	11.5	26.8	34.1	30.1	35.3	24.8

Total long-term liabilities	585.8	1,371.2	353.1	386.3	437.6	388.4

TOTAL LIABILITIES	794.4	1,859.5	1,038.5	1,019.1	905.8	712.3
Minority interest	12.6	29.6	28.2	32.2	31.0	439.8
Stockholder’s equity
Capital	404.2	946.0	664.0	664.0	664.0	433.9
Capital reserve	0.1	0.3	0.1	—	—	—
Revaluation reserve	6.4	15.0	16.4	17.8	26.0	25.9
Reserves and retained earnings	354.1	828.8	920.0	674.9	501.1	340.1

TOTAL STOCKHOLDER’S EQUITY	764.8	1,790.1	1,600.5	1,356.7	1,191.1	799.9

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	1,571.8	3,679.2	2,667.2	2,408.0	2,127.9	1,952.0

(1)	The real amounts for December 31, 2005 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.341, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this prospectus as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Exchange Rates.”

THE EXCHANGE OFFER

In a registration rights agreement entered into by LPG International, Ultrapar and Oxiteno with the initial purchasers of the old notes, LPG International and Ultrapar agreed to use their best efforts to cause to become effective a registration statement relating to an offer to exchange the old notes for an issue of SEC-registered securities with terms identical to the old notes (except that the SEC-registered securities would not be subject to the restrictions on transfer or entitled to registration rights). The registration rights agreement provides that the exchange offer will remain open for at least 20 business days after the date LPG International mails notice of the exchange offer to holders of the old notes. The registration rights agreement further provides that, if applicable interpretations of the staff of the SEC do not permit LPG International, Ultrapar and Oxiteno to effect the exchange offer, LPG International, Ultrapar and Oxiteno may elect to file with the SEC a shelf registration statement relating to resales of the old notes and solicit that such shelf registration be declared effective and to keep that shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act, or such shorter period that will terminate when all old notes covered by the shelf registration statement have been sold.

The registration rights agreement also provides that, if the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before September 30, 2006, the annual interest rate borne by the old notes will be increased by 0.25% per annum. This increase in the interest rate will end upon the earlier of (i) completion of the exchange offer, (ii) the effectiveness of the shelf registration or (iii) the notes being freely tradable under the Securities Act.

This description of the registration rights agreement is only a summary; you should refer to the registration rights agreement for a complete description of our obligations and your rights. The registration rights agreement was filed with the SEC on May 15, 2006 as Exhibit 1 to our Registration Statement on Form F-4 (Registration No. 333-134106) of which the prospectus is a part. See “Where You Can Find More Information” for information about obtaining SEC filings. The registration rights agreement is also available upon request made by writing or calling us at the address and phone number provided under “Incorporation by Reference.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, LPG International will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to the Issuer old notes as provided below, the Issuer’s acceptance of the old notes will constitute a binding agreement between you and the Issuer upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of old notes surrendered to the Issuer in the exchange offer, the Issuer will give you $1,000 principal amount of new notes. Old notes may be tendered in whole or in part in minimum denominations of $100,000 of principal amount and integral multiples of $1,000 above such amount, subject to the requirement that, if old notes are tendered in part, the principal amount of such old notes that will remain outstanding after such tender must be equal to or greater than $100,000.

•	The Issuer will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that the Issuer first mails notice of the exchange offer to the holders of the old notes. The Issuer is sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on June 22, 2006; provided, however, that the Issuer, in its sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means June 22, 2006 or, if extended by us, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, $250,000,000.00 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

•	The Issuer’s obligation to accept old notes for exchange in the exchange offer is subject to the conditions described in the section called “Conditions to the Exchange Offer” below.

•	The Issuer expressly reserves the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	The Issuer expressly reserves the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that the Issuer has not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

•	The Issuer will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If the Issuer extends the expiration date, the Issuer will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will be subject to transfer restrictions and will not be entitled to any further registration rights under the registration rights agreement.

•	The Issuer intends to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to the Issuer. See “—Resale of the New Notes.”

Important rules concerning the exchange offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by the Issuer in its sole discretion, which determination shall be final and binding.

•	The Issuer reserves the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in the Issuer’s judgment or the judgment of the Issuer’s counsel, be unlawful.

•	The Issuer also reserves the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless the Issuer agrees to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	The Issuer’s interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

•	Neither the Issuer, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of old notes, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to JPMorgan Chase Bank, N.A. at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1) certificates for old notes must be received by the exchange agent along with the letter of transmittal;

(2) a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or

(3) you must comply with the guaranteed delivery procedures described below.

The method of delivery of old notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent to the Issuer.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

(1) by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or

•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by the Issuer, proper evidence satisfactory to the Issuer of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, the Issuer will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, the Issuer’s giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, the Issuer will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for old notes, or

•	a timely book-entry confirmation of transfer of old notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal.

If the Issuer does not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, the Issuer will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

If your old notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your securities of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1) the tender is made through an eligible institution;

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, promptly followed by delivery of original, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of old notes;

•	the amount of old notes tendered;

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent; and

(3) the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You can withdraw your tender of old notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn;

•	the principal amount of the old notes to be withdrawn;

•	if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder; and

•	if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution or

•	if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by the Issuer, and the Issuer’s determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, the Issuer will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for the Issuer’s sole benefit and may be asserted by the Issuer regardless of the circumstances giving rise to that condition. The Issuer’s failure at any time to exercise the foregoing rights shall not be considered a waiver by the Issuer of that right. The Issuer’s rights described in the prior paragraph are ongoing rights which the Issuer may assert at any time and from time to time.

In addition, the Issuer will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

JPMorgan Chase Bank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

Deliver To:

JPMorgan Chase Bank, N.A., Exchange Agent

4 New York Plaza—15th Floor

New York, NY 10004

Attn: Latin America Administration

Facsimile Transmissions:

(212) 623-6207/6214

To Confirm by Telephone:

(212) 623-5162

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the information agent, addressed as follows:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Bankers and Brokers Call (Collect): (212) 269-5550

All Others Call (Toll Free): (888) 628-9011

Fees and Expenses

The principal solicitation relating to the exchange offer is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. The Issuer will not pay any additional compensation to any of the Issuer’s officers and employees who engage in soliciting tenders. The Issuer will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, the Issuer will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be U.S.$265,000.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Issuer to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of old notes who is an “affiliate” of LPG International, Ultrapar or Oxiteno or who intends to participate in the exchange offer for the purpose of distributing the new notes:

(1) will not be able to rely on the interpretation of the staff of the SEC;

(2) will not be able to tender its old notes in the exchange offer and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal each holder of the old notes will represent that:

(1) it is not an “affiliate” of LPG International, Ultrapar or Oxiteno;

(2) any new notes to be received by it were acquired in the ordinary course of its business and

(3) it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

THE DESCRIPTION OF NEW NOTES

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

In this “The Description of New Notes”, the terms LPG International refers to LPG International Inc., Ultrapar refers to Ultrapar Participações S.A. and Oxiteno refers to Oxiteno S.A. Indústria e Comércio; and any successor obligor on the new notes or the guarantees, respectively, and not to any of their Subsidiaries or Affiliates. You can find the definitions of certain terms used in this description under “—Certain Definitions.”

LPG International issued the old notes and will issue the new notes under an indenture dated as of December 20, 2005 by and between, among others, LPG International, Ultrapar and Oxiteno and JPMorgan Chase Bank, N.A. as trustee. The terms of the notes include those provided in the indenture, as amended or supplemented. The new notes and the old notes will constitute a single series for the purposes of the indenture.

The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended (the “TIA”).

This description of the new notes is intended to be a useful overview of the material provisions of the new notes, the guarantee and the indenture. Because this description is only a summary, you should refer to the indenture for a complete description of our obligations and your rights. The indenture was filed with the SEC on May 15, 2006 as Exhibit 4.1 to our Registration Statement on Form F-4 (Registration No. 333-134106) of which this prospectus is a part. See “Where You Can Find More Information” for information about obtaining our SEC filings. The indenture and the form of the new notes are available upon request made by writing or calling us at the address and phone number provided under “Incorporation by Reference.”

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Approved Securities” means publicly traded debt or equity securities that are listed for trading on a national securities exchange or debt securities issued by a financial institution or corporation; in the case of debt securities and/or, if applicable, any security underlying such debt security, rated at least “BB-” from S&P or “Ba3” from Moody’s, or the equivalent local rating in Brazil.

“Brazilian GAAP” means generally accepted accounting principles established by Brazilian Corporate Law, the technical releases issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) (whether or not Ultrapar or any of its Subsidiaries or Affiliates is otherwise subject to such rules) and the rules and regulations of the National Monetary Council (Conselho Monetário Nacional) and of the Central Bank of Brazil. All computations based on Brazilian GAAP contained in the indenture shall be computed in conformity with Brazilian GAAP as in effect as of the Issue Date.

“Capital Lease” means, with respect to any Person, any lease of any properties or assets which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capital Stock” means, with respect to any Person, any and all shares of stock of a corporation, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.

“Cash Equivalents” means:

(1) Brazilian reais, United States dollars, or money in other currencies received in the ordinary course of business that are convertible into United States dollars within three months,

(2) any evidence of Debt with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the Federative Republic of Brazil or the United States of America or any agency or instrumentality thereof, provided that the full faith and credit of the Federative Republic of Brazil or the United States of America is pledged in support thereof,

(3)(i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the Federative Republic of Brazil or any political subdivision thereof or the United States or any state thereof having capital, surplus and undivided profits in excess of U.S.$500 million whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s,

(4) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above,

(5) commercial paper rated at least P-1 by Moody’s or A-1 by S&P and maturing within six months after the date of acquisition, and

(6) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (5) above.

“Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the new notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such new notes.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated Net Tangible Assets” means the total amount of assets of Ultrapar and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets subsequent to the Issue Date, after deducting therefrom (i) all current liabilities of Ultrapar and its Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles of Ultrapar and its Subsidiaries as set forth on the most recent financial statements delivered by Ultrapar to the trustee pursuant to “Reports,” in each case in accordance with Brazilian GAAP.

“Debt” means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money, including advances from customers;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments, excluding obligations in respect of trade letters of credit or bankers’ acceptances issued in respect of trade accounts payables to the extent not drawn upon or presented, or, if drawn upon or presented, to the extent the resulting obligation of the Person is paid within 10 Business Days;

(4) all obligations of such Person as lessee under Capital Leases;

(5) all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed;

(6) all Debt of other Persons secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person; and

(7) all obligations of such Person under Hedging Agreements.

The amount of Debt of any Person will be deemed to be:

(A) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(B) with respect to Debt secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the fair market value of such asset on the date the Lien attached and (y) the amount of such Debt;

(C) with respect to any Debt issued with original issue discount, the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt;

(D) with respect to any Hedging Agreement, the net amount of termination or liquidation payments that would be due to (or plus the net amount of termination or liquidation payments that would be payable by) in respect of any Hedging Agreements at such time if such payments were to become due at such time, except for those Hedging Agreements which are stated at cost plus accrued income (on a “pro rata temporis” basis); and

(E) otherwise, the outstanding principal amount thereof.

The principal amount of any Debt or other obligation that is denominated in any currency other than United States dollars (after giving effect to any Hedging Agreement in respect thereof) shall be the amount thereof, as determined pursuant to the foregoing sentence, converted into United States dollars at the Spot Rate in effect on the date of determination.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Guarantee” means any obligation of a Person to pay the Indebtedness of another Person, including without limitation:

(1) an obligation to pay or purchase such Indebtedness;

(2) an obligation to lend, money or to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness; or

(3) any other agreement to be responsible for such Indebtedness.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates or (iii) any commodity or raw material futures contract or any other agreement designed to protect against fluctuations in raw material prices.

“Incur” means, with respect to any Debt or Capital Stock, to incur, create, issue, assume or guaranty such Debt or Capital Stock. If any Person becomes a Subsidiary on any date after the date of the indenture, the Debt and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date. The accretion of original issue discount or payment of interest in kind will not be considered an Incurrence of Debt.

“Indebtedness” means, at any time, any obligation (present or future, actual or contingent) of such Person for borrowed money, including any obligation of such Person evidenced by bonds, debentures, notes, guarantees or other similar instruments, any reimbursement obligation with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, any obligation of such Person in respect of a lease or hire purchase contract which would be treated as a financial or true lease, and any Indebtedness of others for which such Person gives a Lien whether or not such Indebtedness is assumed by such Person.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Issue Date” means the date on which the new notes are originally issued under the indenture.

“Lien” means any mortgage, pledge, lien, hypothecation, security interest, sale-leaseback arrangement, preferential arrangement or other charge or encumbrance, or any similar arrangement, including any equivalent created or arising under the laws of Brazil or the Cayman Islands, as the case may be.

“Maturity Date” means December 20, 2015.

“Organizational Documents” means, with respect to LPG International, the Memorandum of Association, bylaws and any other documents governing the formulation and organization of LPG International and, with respect to Ultrapar and Oxiteno, its estatutos sociais (or bylaws).

“Permanent Assets” means property, plant and equipment including land, buildings, machinery and equipment, gas tanks and cylinders, vehicles, furniture and fixtures, construction in progress.

“Permitted Liens” means:

(1) Liens existing on the Issue Date;

(2) Liens securing the new notes or the guarantees by Ultrapar or Oxiteno;

(3) Liens incurred in the ordinary course of business not securing Debt and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of Ultrapar and its Subsidiaries;

(4) Liens (including the interest of a lessor under a Capital Lease) on properties or assets or the Capital Stock of any Person owning such properties or assets that secure Debt Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such properties, assets or capital stock and which attach within 365 days after the date of the purchase of such properties or assets or the completion of construction or improvement;

(5) Liens granted in favor of any Brazilian governmental financial institution (including but not limited to BNDES and the BNDES system) and any multilateral or foreign governmental financial institution or development agency; provided that (a) such Lien is acquired to secure future Indebtedness to finance the cost of acquiring, improving, leasing or constructing real or personal property and (b) the value of the property or assets subject to such Lien does not exceed 200% of the Indebtedness secured thereby;

(6) Liens on properties, assets or capital stock of a Person at the time such Person becomes a Subsidiary of Ultrapar, including Liens incurred in contemplation of the transaction in which such Person became a subsidiary of Ultrapar provided that such Liens do not extend to any other properties assets or capital stock of Ultrapar or any Subsidiary;

(7) Liens on properties or assets at the time Ultrapar or any of its Subsidiaries acquires such properties or assets, including any acquisition by means of merger or consolidation with or into Ultrapar or a Subsidiary, and including Liens incurred in contemplation of any such acquisition of property or assets provided that such Liens do not extend to any other properties or assets of Ultrapar or any Subsidiary;

(8) Liens securing Hedging Agreements so long as such Hedging Agreements relate to Debt that is, and is permitted to be under the indenture, secured by a Lien on the same properties or assets securing such Hedging Agreements;

(9) Liens on the receivables of Ultrapar or any of its Subsidiaries securing obligations under any working capital facility entered into in the ordinary course of business;

(10) Liens in favor of surety bonds or letters of credit issued pursuant to the request of, and for the account of, a Person in the ordinary course of its business;

(11) extensions, renewals or replacements of any Liens referred to in clauses (1) to (9) in connection with the refinancing of the obligations secured thereby, provided that such Lien does not extend to any other properties or assets and the amount secured by such Lien is not increased; and

(12) other Liens securing obligations in an aggregate amount not exceeding the greater of: (i) U.S.$150.0 million (or the equivalent thereof at the time of determination) and (ii) 15% of the Consolidated Net Tangible Assets.

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency of a state or other entity, whether or not having separate legal personality.

“Reference Treasury Dealer” means Morgan Stanley & Co. Incorporated or its affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by the Issuer; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), Morgan Stanley & Co. Incorporated will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30pm New York time on the third business day preceding such redemption date.

“Relevant Date” means, with respect to any payment on a note, whichever is the later of: (i) the date on which such payment first becomes due; and (ii) if the full amount payable has not been received by the trustee on or prior to such due date, the date on which notice is given to the holders that the full amount has been received by the trustee.

“Spot Rate” means, for any currency, the spot rate at which that currency is offered for sale against United States dollars as published in The Wall Street Journal on the business day immediately preceding the date of determination or, if that rate is not available in that publication, as published in any publicly available source of similar market data.

“Stated Maturity” means (i) with respect to any Indebtedness, the date specified as the fixed date on which the final installment of principal of such Indebtedness is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Indebtedness.

“Subsidiary” means, in respect of any specified Person at any particular time, any other Person:

(1) whose affairs and policies such Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of such other Person or otherwise; or

(2) whose financial statements are, in accordance with applicable law and generally accepted accounting principles or standards, consolidated with those of such Person.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“U.S. Government Obligations” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof.

Basic Terms of New Notes and Guarantees

The new notes:

•	are unsecured unsubordinated obligations of LPG International, ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of LPG International;

•	are issued in an original aggregate principal amount of up to U.S.$250,000,000 in minimum denominations of U.S.$100,000 of original principal amount and integral multiples of U.S.$1,000 above such amount;

•	will mature on December 20, 2015;

•	bear interest commencing the date of issue at 7.250% per annum on the outstanding principal amount, payable semiannually on each June 20 and December 20 of each year, commencing on the earlier of June 20, 2006 or December 20, 2006 following expiration of this exchange offer to holders of record on the June 5 or December 5 immediately preceding the interest payment date;

•	bear interest on overdue principal, and pay interest on overdue interest, at 1% per annum higher than the per annum rate set forth on the cover of this prospectus;

•	will be redeemable at the option of LPG International at any time or from time to time prior to their maturity, upon no more than 60 and not less than 30 days’ notice to the noteholders by mail. LPG International may redeem the new notes either as a whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the new notes being redeemed and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus accrued interest thereon to the date of redemption.

The guarantees:

•	are unsecured unsubordinated obligations of Ultrapar and Oxiteno, ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of Ultrapar and Oxiteno.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Any payments due on a day that is not a business day in New York City or São Paulo shall be due on the immediately succeeding business day.

Additional New Notes

LPG International may, from time to time and without your consent as a holder of the new notes, issue new notes under the indenture having the same terms in all respects as the new notes except that interest will accrue on the additional new notes from their date of issuance. The new notes offered hereby and any additional new notes would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the new notes.

Holders of the new notes should note that additional securities that are treated as a single series for non-tax purposes may be treated as separate issues for U.S. federal income tax purposes. In such case, the new notes may be considered to have been issued with original issue discount as defined in the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) and the U.S. Treasury Regulations issued thereunder, which may affect the market value of the new notes because such additional securities may not be distinguishable from the new notes.

Payment of Additional Amounts

All payments by LPG International in respect of the new notes or by Ultrapar or Oxiteno in respect of the guarantees will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed or levied by or on behalf of the Cayman Islands or Brazil, or any authority therein or thereof in the case of payments under the new notes or any other jurisdiction in which Ultrapar or Oxiteno is organized or is a resident for tax purposes having power to tax in the case of payments under the guarantees (a “Taxing Authority”), unless LPG International, Ultrapar or Oxiteno, as applicable, is compelled by law to deduct or withhold such taxes, duties, assessments, or governmental charges. In such event, LPG International, Ultrapar or Oxiteno, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amounts receivable by holders of new notes after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the new notes in the absence of such withholding or deduction. No such Additional Amounts shall be payable:

•	to, or to a third party on behalf of, a holder who is liable for any present or future taxes, duties, assessments or governmental charges in respect of such note by reason of the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of such holder, if such holder is an estate, a trust, a partnership, a limited liability company or a corporation) and the relevant Taxing Authority, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, partner, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein, other than the mere holding of the note or enforcement of rights and the receipt of payments with respect to the note;

•	in respect of any present or future tax, assessment or other governmental charge that would not have been so imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

•	where such Additional Amount is imposed on a payment to an individual and is required to be paid pursuant to any law implementing or complying with, or introduced in order to conform to, any European Union Directive on the taxation of savings;

•	to, or to a third party on behalf of, a holder who is liable for any present or future taxes, duties, assessments or other governmental charges in respect of such note by reason of such holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Authority of such holder, if (1) compliance is required by the relevant Taxing Authority as a precondition to relief or exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and (2) LPG International has given the holders at least 30 days’ notice that holders will be required to provide such certification, identification or other requirement;

•	in respect of any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property or similar tax, assessment or governmental charge;

•	in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest on the note or by direct payment by LPG International or Ultrapar or Oxiteno in respect of claims made against LPG International or Ultrapar or Oxiteno; or

•	in respect of any combination of the above.

In addition, no Additional Amounts shall be paid with respect to any payment on a note to a holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment to the extent that payment on such note would be required by the laws of the relevant Taxing Authority to be included in the income, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interestholder in a limited liability company or a beneficial owner who would not have been entitled to the Additional Amounts had that beneficiary, settlor, member or beneficial owner been the holder.

In the event that Additional Amounts actually paid with respect to the new notes described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such new notes, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such new notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to LPG International, Ultrapar or Oxiteno.

Any reference in this prospectus, the indenture or the new notes to principal, interest or any other amount payable in respect of the new notes by LPG International or the guarantees by Ultrapar or Oxiteno will be deemed also to refer to any Additional Amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection.

The foregoing obligation will survive termination or discharge of the indenture.

Optional Redemption

The new notes will be redeemable at the option of LPG International at any time or from time to time prior to their maturity, upon no more than 60 and not less than 30 days’ notice to the noteholders by mail. LPG International may redeem the new notes either as a whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the new notes being redeemed and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus accrued interest thereon to the date of redemption.

New notes called for redemption will become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date fixed for redemption to each noteholder at its registered address. The notice will state the amount to be redeemed. On and after the date fixed for redemption, interest will cease to accrue on any redeemed new notes. If less than all the new notes are redeemed at any time, the trustee will select the new notes to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate.

Redemption for Taxation Reasons

If as a result of any change in or amendment to the laws (or any rules or regulations promulgated thereunder) of a Taxing Authority, or any amendment to or change in official position regarding the application, interpretation or administration of such laws, treaties, rules, or regulations (including a holding, or decision, ruling or determination by a court of competent jurisdiction), which change or amendment becomes effective or, in the case of a change in official position, is announced on or after the issue date of the new notes, (i) LPG International has or will become obligated to pay Additional Amounts as described above under “—Payment of Additional Amounts” or (ii) Ultrapar or Oxiteno has or will become obligated to pay Additional Amounts in excess of the Additional Amounts Ultrapar or Oxiteno would be obligated to pay if such payments were subject to withholding or deduction at a rate of 15% or 25%, in case the holder of the new notes is resident in a tax haven jurisdiction (i.e., countries which do not impose any income tax or which impose it at a maximum rate lower than 20% or where the laws impose restrictions on the disclosure of ownership composition or securities ownership), as a result of the taxes, duties, assessments and other governmental charges described above (the “Minimum Withholding Level”), LPG International may, at its option, redeem all, but not less than all, of the new notes, at a redemption price equal to 100% of their principal amount then outstanding, together with interest accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 30 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which LPG International would, but for such redemption, be obligated to pay the Additional Amounts above the Minimum Withholding Level. Notwithstanding the foregoing, LPG International shall not have the right to so redeem the new notes unless: (i) it has taken reasonable measures to avoid the obligation to pay Additional Amounts; and (ii) it has complied with all necessary Central Bank regulations to legally effect such redemption.

In the event that LPG International elects to so redeem the new notes, it will deliver to the trustee: (1) a certificate, signed in the name of LPG International by any two of its executive officers or by its attorney in fact in accordance with its bylaws, stating that LPG International is entitled to redeem the new notes pursuant to the terms of the indenture and setting forth a statement of facts showing that the condition or conditions precedent to the right of LPG International to so redeem have occurred or been satisfied; and (2) an opinion of counsel to that effect based on the statement of facts.

No Mandatory Redemption or Sinking Fund

There will be no mandatory redemption or sinking fund payments for the new notes.

Guarantees

Ultrapar and Oxiteno will jointly and severally, and irrevocably guarantee on a senior unsecured, unconditional and unsubordinated basis to each holder and the trustee the full and prompt payment of principal and premium, if any, and interest on the new notes, when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise, including any Additional Amounts required to be paid on the new notes. The guarantees constitute a general senior unsecured, unconditional and unsubordinated obligation of each of Ultrapar and Oxiteno that will at all times rank at least equally with all other present and future senior unsecured obligations of each such Guarantor, except for any obligations that may be preferred by provisions of law that are both mandatory and of general application. Any obligation of Ultrapar or Oxiteno to make a payment may be satisfied by causing LPG International to make such payment. Ultrapar and Oxiteno will comply with all necessary Central Bank regulations to legally effect any payments under the guarantees.

Ranking

The new notes will be unsecured, unsubordinated obligations of LPG International, ranking equally with all of its other unsecured, unsubordinated obligations. However, the new notes will effectively rank junior to any and all secured debt of LPG International to the extent of the value of the assets securing that debt. The guarantees will be unsecured, unsubordinated obligations of Ultrapar and Oxiteno, ranking equally with all their other unsecured, unsubordinated obligations. Although the indenture contains certain limits on the ability of LPG International, Ultrapar and Oxiteno to incur secured debt, these limitations are subject to a number of significant exceptions. See “—Certain Covenants—Limitation on Liens.” Under Brazilian law, as a general rule, holders of the new notes will not have any claim whatsoever against any Subsidiaries of LPG International or the Subsidiaries of Ultrapar or Oxiteno.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitations and Restrictions on LPG International

The indenture limits and restricts LPG International from taking the following actions or engaging in the following activities or transactions:

(a) engaging in any business or entering into, or being a party to, any transaction or agreement except for:

(1) the issuance, sale and redemption of the new notes and activities incidentally related thereto;

(2) the entering into Hedging Agreements relating to the new notes;

(3) the repurchase and amendment or waiver of the notes;

(4) entering into loans with Ultrapar or any of its Subsidiaries;

(5) payment of dividends; and

(6) any other transaction required by law;

(b) acquiring or owning any subsidiaries or other assets or properties, except (i) an interest in Hedging Agreements relating to its indebtedness and instruments evidencing interests in the foregoing, (ii) cash, Cash Equivalents, or Approved Securities and (iii) the new notes;

(c) incurring any additional Debt, except for any additional Debt (i) incurred solely for the purpose of complying with its obligations under the new notes or (ii) in respect of Hedging Agreements relating to its indebtedness;

(d) creating, assuming, incurring or suffering to exist any Lien upon any properties or assets whatsoever, except for any liens imposed by law, it being understood, for the avoidance of doubt, that LPG International may not create, assume, incur or suffer to exist any Liens, including Liens which would otherwise constitute Permitted Liens in the case of Ultrapar or any Subsidiary;

(e) entering into any consolidation, merger, amalgamation, joint venture, or other form of combination with any person, or selling, leasing, conveying or otherwise disposing of any of its assets or receivables, except in connection with the repurchase and amendment or waiver of the notes or as otherwise permitted by the indenture and permitted under the Section on “Consolidation, Merger and Sale of Assets” below; and

(f) amending, supplementing, waiving or otherwise modifying certain provisions as specified in the indenture, under LPG International’s Organizational Documents without the written consent of the holders of a majority in principal amount of the new notes then outstanding.

Limitation on Transactions with Affiliates

(a) Ultrapar will not, and will not permit any Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement, including the purchase, sale, lease or exchange of properties or assets, or the rendering of any service, with (x) any holder, or any Affiliate of any holder, of 5% or more of any class of Capital Stock of Ultrapar or (y) any Affiliate of Ultrapar or any Subsidiary (a “Related Party Transaction”), except upon fair and reasonable terms no less favorable to Ultrapar or the Subsidiary than could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of Ultrapar.

(b) In any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of U.S.$2.5 million (or the equivalent thereof at the time of determination) Ultrapar must first deliver to the trustee an officer’s certificate to the effect that such transaction or series of related transactions are on fair and reasonable terms no less favorable to Ultrapar or such Subsidiary than could be obtained in a comparable arm’s-length transaction. Prior to entering into any Related Party Transaction or series of

Related Party Transactions with an aggregate value in excess of U.S.$15.0 million (or the equivalent thereof at the time of determination), the Board of Directors of Ultrapar must determine in good faith that such transaction or series of related transactions are for fair market value.

(c) The foregoing paragraphs do not apply to:

(1) any transaction between Ultrapar and any Subsidiary (including, but not limited to, LPG International); between Subsidiaries or between Subsidiaries and LPG International;

(2) the payment of reasonable and customary regular fees to directors of Ultrapar who are not employees of Ultrapar;

(3) transactions or payments pursuant to any employee, officer or director compensation or benefit plans or arrangements entered into in the ordinary course of business; and

(4) transactions pursuant to arrangements or agreements in effect on the Issue Date and described in the prospectus, as amended, modified or replaced from time to time so long as the amended, modified or new arrangements or agreements, taken as a whole, are no less favorable to Ultrapar and its Subsidiaries than those in effect on the date of the indenture.

Limitation on Liens

Ultrapar will not, and will not permit any Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties or assets, whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the new notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the new notes or the guarantee, prior to) the obligations so secured for so long as such obligations are so secured.

Consolidation, Merger or Sale of Assets

Each of LPG International, Ultrapar and Oxiteno shall not consolidate with or merge with or into any other Person or sell, convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all of its properties or assets (including stock owned in another Person) to any other Person, unless:

(1) the Person formed by such consolidation or with or into which LPG International, Ultrapar or Oxiteno is merged or the Person which acquired by sale, conveyance, transfer or lease all or substantially all of the properties or assets of LPG International, Ultrapar or Oxiteno (the “Successor Corporation”) shall expressly assume by amendment of the indenture the due and punctual payment of the principal of and interest (and Additional Amounts) on all of the new notes or the guarantees, as applicable, the performance or observance of every covenant of LPG International, Ultrapar or Oxiteno, as applicable and all other obligations of LPG International, Ultrapar or Oxiteno, as applicable under the indenture and the new notes or the guarantees, as applicable;

(2) immediately after giving effect to such transaction, no Event of Default with respect to any note shall have occurred and be continuing;

(3) LPG International, Ultrapar or Oxiteno, as applicable or the Successor Corporation, as the case may be, shall deliver to the trustee an opinion of independent counsel of recognized standing to the effect that such consolidation, merger, sale, conveyance, transfer or lease and such amendment to the indenture comply with these conditions, that such amendment has been duly authorized, executed and delivered and is valid and enforceable against the Successor Corporation and that all conditions precedent herein provided or relating to such transaction have been complied with; and

(4) the Successor Corporation shall expressly agree (A) to indemnify the trustee, registrar, paying agents and each holder of a note against any tax, duty, assessment or governmental charge thereafter imposed on such holder solely as a consequence of such consolidation, merger, sale, conveyance, transfer or lease with respect to the payment of principal of or interest (and Additional Amounts) on the new notes; and

(B) to pay any Additional Amounts as may be necessary in order that the net amounts received by the holders of the new notes after any withholding or deduction of any tax, duty, assessment or other governmental charge imposed by any authority having power to tax to which the Successor Corporation is subject shall equal the respective amounts of principal and interest which would have been receivable in respect of the new notes in the absence of such consolidation, merger, sale, conveyance, transfer or lease.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default shall have occurred and be continuing at the time of such proposed transaction or would result therefrom:

(1) LPG International, Ultrapar and Oxiteno may merge into or consolidate with Ultrapar or any of its Subsidiaries in a transaction in which the surviving entity is LPG International, Ultrapar or Oxiteno, as the case may be, it being understood that if LPG International, Ultrapar or Oxiteno is not the surviving entity, LPG International, Ultrapar or Oxiteno shall be required to comply with the requirements set forth in the previous paragraph;

(2) LPG International, Ultrapar and Oxiteno may engage in the sale, transfer, lease or disposition of assets or stock (in one transaction or in a series of transactions) where such sale, transfer, lease or disposition is made by LPG International, Ultrapar or Oxiteno, as the case may be, to Ultrapar or to any of its Subsidiaries provided that any such transaction, which involves all or substantially all of the properties or assets of Ultrapar and is with a party other than LPG International, Ultrapar or Oxiteno either (i) shall be made in accordance with the provisions of paragraph (a) of “Limitation on Transactions with Affiliates”; or (ii) shall only be made if such party other than LPG International, Ultrapar or Oxiteno shall become a guarantor of the new notes;

(3) any subsidiary of Ultrapar (other than LPG International or Oxiteno) may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other subsidiary of Ultrapar, provided that any such transaction, which involves all or substantially all of the properties or assets of Ultrapar and is with a party other than LPG International, Ultrapar or Oxiteno either (i) shall be made in accordance with the provisions of paragraph (a) of “Limitation on Transactions with Affiliates”; or (ii) shall only be made if such party other than LPG International, Ultrapar or Oxiteno shall become a guarantor of the new notes; or

(4) any subsidiary of Ultrapar (other than LPG International or Oxiteno) may liquidate or dissolve if Ultrapar determines in good faith that such liquidation or dissolution is in the best interests of Ultrapar, and would not result in a material adverse effect on Ultrapar and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Ultrapar.

No Successor Corporation shall have the right to redeem the new notes unless LPG International would have been entitled to redeem the new notes in similar circumstances.

Upon any consolidation, merger, sale, conveyance, transfer or lease in accordance with these conditions, the Successor Corporation shall succeed to, and be substituted for, and may exercise every right and power of, LPG International, Ultrapar or Oxiteno, as applicable under the new notes or the guarantees, with the same effect as if the Successor Corporation had been named as the issuer or the guarantor of the new notes herein.

Limitation on Sale and Leaseback Transactions

Ultrapar and its Subsidiaries will not enter into any arrangement, directly or indirectly, whether it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred (each such arrangement, a “Sale/Leaseback”), unless permitted under the provision for “Limitation on Liens,” provided, however, that the foregoing shall not prohibit any of the following:

(1) any Sale/Leaseback with BNDES or any other Brazilian governmental development bank or credit agency;

(2) any Sale/Leaseback entered into prior to the date hereof and any extensions, renewals or replacements thereof provided that such extensions do not increase the amount incurred by such Sale/Leaseback;

(3) any Sale/Leaseback with respect to any assets acquired, constructed or improved by Ultrapar and its Subsidiaries after the date hereof; provided that: (A) such Sale/Leaseback is effected within 90 days after such acquisition or the completion of such construction or improvement; and (B) the proceeds of the sale or transfer forming a part of such Sale/Leaseback do not exceed the cost of acquiring, constructing or improving such assets; and

(4) any Sale/Leaseback with respect to the Permanent Assets of Ultrapar and its Subsidiaries, provided that (A) such Sale/Leaseback is entered into between Ultrapar and Oxiteno and Ultrapar or any of its Subsidiaries and (B) the rent or lease obligations of Ultrapar and Oxiteno incurred in connection therewith constitute Indebtedness as defined herein.

Reports

Ultrapar will furnish to the trustee (and will also provide the trustee with sufficient copies of the following reports referred to in (1) and (2) below for distribution, at its expense, to all holders of new notes) and to the Luxembourg Paying Agent:

(1) as soon as available and in any event no later than 120 days after the end of the fiscal year of Ultrapar, annual audited consolidated financial statements in English of Ultrapar, prepared in accordance with Brazilian GAAP together with the audit report thereon;

(2) as soon as available and in any event within 60 days after the end of the first three fiscal quarters of each fiscal year, quarterly unaudited consolidated financial statements in English of Ultrapar prepared in accordance with Brazilian GAAP accompanied by a “limited review” (revisão limitada) report thereon.

LPG International will furnish to the trustee (and will also provide the trustee with sufficient copies of the following reports for distribution, at its expense, to all holders of new notes) and to the Luxembourg Paying Agent:

(1) as soon as available and in any event no later than 120 days after the end of the fiscal year of LPG International, annual unaudited consolidated financial statements in English of LPG International, prepared in accordance with Brazilian GAAP.

In addition, Ultrapar and LPG International will make such information and reports available to securities analysts and prospective investors upon request. For so long as any of the new notes are listed on the Luxembourg Stock Exchange and the rules of such exchange require, copies of such information will also be available during normal business hours at the office of J.P. Morgan Bank Luxembourg S.A., the Luxembourg paying agent.

LPG International, Ultrapar and Oxiteno will each deliver to the trustee:

(1) within 60 days after the end of each fiscal quarter an officer’s certificate stating that the officer has conducted or supervised a review of the activities of each such party and its Subsidiaries and their performance under the indenture and that to the best of his or her knowledge each such person has fulfilled its obligations under the indenture or, if there has been a Default, specifying the Default and a description of the event and what action that company is taking or proposes to take with respect thereto; and

(2) promptly upon becoming aware of the occurrence of a Default, an officer’s certificate setting forth the details of the Default, and the action which such Person proposes to take with respect thereto.

Additional Information

For so long as any old notes remain outstanding and have not been exchanged in a transaction registered with the SEC as described under “Registration Rights,” LPG International will make available to any noteholder or beneficial owner of an interest in the old notes, or to any prospective purchasers designated by such noteholder or beneficial owner, upon request of such noteholder or beneficial owner, information required to be delivered under paragraph (d)(4) of Rule 144A unless, at the time of such request, LPG International is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or is exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act.

Events of Default

The occurrence of one or more of the following events shall constitute an “Event of Default” with respect to the new notes:

(1) LPG International fails to pay any principal of, or any interest or any Additional Amounts due on, any note, and, in the case of interest or Additional Amounts, such default continues for a period of 30 business days;

(2) LPG International, Ultrapar or Oxiteno fails to perform or observe any other term, covenant or obligation in the new notes or in the indenture and if such default is capable of being remedied, such default continues for a period of more than 60 consecutive days after notice of such default has been given by the trustee or any holder to LPG International through the trustee;

(3) LPG International, Ultrapar or Oxiteno or any of their Subsidiaries defaults (A) in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any Indebtedness in an aggregate amount of U.S.$15,000,000 or more (or its equivalent in any other currency or currencies), whether such Indebtedness now exists or shall hereafter be created; or (B) default shall occur in the performance or observance of any other terms and conditions relating to any such Indebtedness if the effect of such default is to cause such Indebtedness to become due prior to its Stated Maturity, or to permit the holders of such Indebtedness, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its Stated Maturity;

(4) any representation or warranty of LPG International, Ultrapar or Oxiteno in the new notes, the guarantees, the indenture or any other document delivered by LPG International, Ultrapar or Oxiteno in connection with the issuance of the new notes or the guarantees proves to have been incorrect, incomplete or misleading in any material respect at the time it was made provided, however, that if such failure does not, or could not, have either a material adverse effect on Ultrapar and its subsidiaries taken as a whole or material adverse effect on the rights of the noteholders under the transaction documents, then a default shall not occur under this clause (4);

(5) LPG International, Ultrapar or Oxiteno or any of their Subsidiaries is (or is deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts and such situation is not reversed in 60 consecutive days; stops, suspends or threatens in writing to stop or suspend payment of all or a material part of its debts; makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any such debts or a moratorium is agreed or declared in respect of or affecting all or any part of the debts of LPG International, Ultrapar, Oxiteno or any of their Subsidiaries, except where such event does not or could not have a material adverse effect with regard to LPG International, Ultrapar or Oxiteno, respectively;

(6) (A) An effective resolution is passed for the winding-up or dissolution of LPG International, Ultrapar or Oxiteno or any of their Subsidiaries and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 consecutive days; (B) LPG International, Ultrapar or Oxiteno ceases or threatens to cease to carry on all or a material part of their business or operations or transfers or otherwise disposes directly or through any of their Subsidiaries of all or substantially all of the assets of LPG International, Ultrapar or Oxiteno, except as otherwise provided under the caption “Consolidation, Merger or Sale of Assets” above; or (C) LPG International, Ultrapar or Oxiteno or any of their Subsidiaries commences, to the extent permitted by applicable law, a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors’ rights that is similar to a bankruptcy law or consents to the commencement against it of an involuntary case in bankruptcy or any other such action or proceeding, except where such event does not or could not have a material adverse effect with regard to LPG International, Ultrapar or Oxiteno, respectively;

(7) the indenture or the new notes for any reason cease to be in full force and effect in accordance with its terms or LPG International, Ultrapar or Oxiteno shall contest the binding effect or enforceability thereof or shall deny that it has any further liability or obligation thereunder or in respect thereof;

(8) a final judgment or final judgments for the payment of money shall have been entered by a court or courts of competent jurisdiction against LPG International, Ultrapar or Oxiteno or any of their Subsidiaries and remain unpaid or undischarged for a period (during which execution shall not be effectively stayed) of 60 days; provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid by insurance) equals or exceeds U.S.$15,000,000 (or its equivalent in another currency);

(9) any governmental authorization necessary for the performance by LPG International, Ultrapar or Oxiteno of any obligation under the indenture or the new notes or the guarantees is not obtained, or fails to enter into force or to remain valid and subsisting and either (a) such failure continues for a period of 30 days, or (b) an Event of Default occurs under any other provision of this Section “—Events of Default”;

(10) it is or becomes unlawful for LPG International, Ultrapar or Oxiteno to perform or comply with any one or more of its obligations under the indenture or the new notes or the guarantees; or

(11) the capital stock of Ultrapar or Oxiteno is reduced or changes are made to the bylaws of any such person that results in withdrawal rights for the shareholders of such Person in an amount which may directly or indirectly affect the ability of such Person to comply with its obligations under the guarantee.

Consequences of an Event of Default

If an Event of Default, other than a bankruptcy default with respect to LPG International, Ultrapar or Oxiteno, or the failure to pay principal when due under the new notes, occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the new notes then outstanding, by written notice to LPG International (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the unpaid principal of and accrued interest on the new notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a bankruptcy default occurs with respect to LPG International, Ultrapar or Oxiteno, or any principal amount under the new notes is not paid when due, the unpaid principal of and accrued interest on the new notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder. In this case, Ultrapar and Oxiteno will be required, and will agree in the indenture, to duly comply with any and all then-applicable Central Bank regulations for remittance of funds outside of Brazil.

The holders of a majority in principal amount of the outstanding new notes by written notice to LPG International and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the new notes that have become due solely by the declaration of acceleration, have been cured or waived, and

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except as otherwise provided in “—Consequences of an Event of Default” or “—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding new notes may, by notice to the trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

The holders of a majority in aggregate principal amount of the outstanding new notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of new notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of new notes.

A holder may not institute any proceeding, judicial or otherwise, with respect to the indenture or the new notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the new notes, unless:

(1) the holder has previously given to the trustee written notice of a continuing Event of Default;

(2) holders of at least 25% in aggregate principal amount of outstanding new notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the indenture;

(3) holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4) the trustee within 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding new notes have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a note to receive payment of principal of or interest on its note on or after the Stated Maturity thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

If any Default or Event of Default occurs and is continuing and is known to the trustee, the trustee will send notice of the Default or Event of Default to each holder within 60 days after it occurs, unless the Default or Event of Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any note, the trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the trustee in good faith determine that withholding the notice is in the interest of the holders.

Amendments and Waivers

Amendments Without Consent of Holders. LPG International and the trustee may amend or supplement the indenture or the new notes without notice to or the consent of any noteholder:

(1) to cure any ambiguity, defect or inconsistency in the indenture or the new notes;

(2) to comply with the covenant described under the caption “—Certain Covenants—Consolidation, Merger or Sale of Assets”;

(3) to evidence and provide for the acceptance of an appointment by a successor trustee;

(4) to provide for uncertificated notes in addition to or in place of certificated notes provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code;

(5) to provide for any Guarantee of the new notes or to secure the new notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the new notes when such release, termination or discharge is permitted by the indenture;

(6) to provide for or confirm the issuance of additional new notes as described in “—Additional New Notes”;

(7) to make any other change that does not materially and adversely affect the rights of any holder;

(8) to comply with any requirements of the SEC in connection with the qualification of the indenture under the TIA; or

(9) to conform any provision of the indenture to “The Description of New Notes”.

Amendments With Consent of Holders. (a) Except as otherwise provided in “—Events of Default” or paragraph (b) below, LPG International and the trustee may amend the indenture and the new notes with the written consent of the holders of a majority in aggregate principal amount of the outstanding new notes and the holders of a majority in aggregate principal amount of the outstanding new notes may waive future compliance by LPG International with any provision of the indenture or the new notes.

(b) Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not:

(1) reduce the principal amount of or change the Stated Maturity of any payment of principal or any installment of interest on any note;

(2) reduce the rate of interest or change the method of computing the amount of interest payable on any note;

(3) reduce the amount payable upon the redemption of any note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any note may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed provided, however, the minimum notice period for such redemption (but not the times of redemption) may be changed with the written consent of the holders of a majority in principal amount of the outstanding new notes;

(4) make any note payable in currency other than that stated in the note;

(5) impair the right of any holder of new notes to receive any principal payment or interest payment on such holder’s new notes, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment;

(6) make any change in the percentage of the principal amount of the new notes required for amendments or waivers; or

(7) modify or change any provision of the indenture affecting the ranking of the new notes in a manner adverse to the holders of the new notes (it being understood that changes in provisions affecting the ability to create Liens over the assets of LPG International shall not affect the “ranking” of the new notes as that term is used in this subsection).

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof. After any amendment described herein becomes effective, LPG International will mail to the holders of new notes a notice in accordance with the procedure set forth in “—Notices” briefly describing the amendment. However, the failure to give notice to all holders of the new notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither LPG International nor any of its Subsidiaries or Affiliates may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the new notes unless such consideration is offered to be paid or agreed to be paid to all holders of the new notes that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.

Defeasance and Discharge

LPG International may discharge its obligations under the new notes and the indenture by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the new notes to maturity or redemption, subject to meeting certain other conditions set forth in the indenture.

LPG International may also elect to:

(1) discharge most of its obligations in respect of the new notes and the indenture, not including obligations related to the defeasance trust or to the replacement of new notes or its obligations to the trustee (“legal defeasance”) or

(2) discharge its obligations under most of the covenants (“covenant defeasance”) by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the new notes to maturity or redemption and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an opinion of counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, such an opinion could not be given absent a change of law after the date of the indenture. In addition, LPG International must deliver to the trustee an opinion of counsel in English in each jurisdiction in which LPG International is conducting business in a manner which causes the holders of the new notes to be liable for taxes on payments under the new notes for which they would not have been so liable but for such conduct of business in such other jurisdiction, to the effect that holders of the applicable new notes will not recognize income, gain or loss in the relevant jurisdiction (as applicable) as a result of such deposit and defeasance and will be subject to taxes in the relevant jurisdiction (including withholding taxes) (as applicable) on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.

In the case of either discharge or defeasance, the note guarantee, if any, will terminate.

Concerning the Trustee

JPMorgan Chase Bank, N.A. is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The indenture and provisions of the TIA incorporated by reference therein contains limitations on the rights of the trustee, should it become a creditor of any obligor on the new notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with LPG International and its Affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days or resign as trustee.

The trustee may resign at any time by providing 30 days written notice to us. The holders of a majority in principal amount of the outstanding new notes may remove the trustee by written notice to the trustee. If the trustee is no longer eligible or does not have a combined capital and surplus of at least U.S.$25 million as set forth in its most recent published annual report or does not have its corporate trust office in the City of New York, New York, any holder of new notes may petition any court of competent jurisdiction for the removal of the trustee and the appointment of a successor trustee. We may remove the trustee if: (i) the trustee is no longer eligible as described in the previous sentence; (ii) the trustee is adjudged a bankrupt or an insolvent; (iii) a receiver or other public officer takes charge of the trustee or its property; or (iv) the trustee becomes incapable of acting.

Paying Agent

J.P. Morgan Trust Bank Ltd. will initially act as principal paying agent for the new notes. LPG International may appoint other paying agents and registrars instead of, or in addition to, the trustee. So long as any new notes are listed on the Luxembourg Stock Exchange, LPG International will maintain a paying agent in Luxembourg. J.P. Morgan Bank Luxembourg S.A. will initially act as paying agent in Luxembourg. Upon any change in the paying agent or registrar, LPG International will publish a notice in a leading daily newspaper of general circulation in Luxembourg, which is expected to be the d’Wort.

Notices

As long as new notes in global form are outstanding, notices to be given to holders will be given to the trustee, in accordance with its applicable policies as in effect from time to time. If LPG International issues new notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any new notes are listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, LPG International will publish all notices to holders in a newspaper with general circulation in Luxembourg, which is expected to be the d’Wort, or alternatively, notice to holders may be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

All certificates, reports, letters, notices and any other forms of written communication to be sent to the trustee and/or the Agents must be in English or, if not in English, accompanied by a certified English translation.

Governing Law

The indenture and the new notes shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to its choice of law principles to the extent application of such principles would cause the laws of a different state to be applied.

No liability of directors, employees, incorporators, members and stockholders

No director, officer, employee, incorporator, member or stockholder of LPG International, Ultrapar or Oxiteno or their Subsidiaries, as such will have any liability for any obligations under the new notes, any guarantee or the indenture for any claim based on, in respect of, or by reason of, such obligations. Each holder of new notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the new notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Consent to Jurisdiction

Each of LPG International, Ultrapar and Oxiteno will irrevocably submit to the non-exclusive jurisdiction of any New York State or United States federal court sitting in the City of New York over any suit, action or proceeding against it brought by any noteholder or the trustee arising out of or relating to the indenture or any note or guarantee. Each of LPG International, Ultrapar and Oxiteno will irrevocably waive, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such courts and any claim that any such suit, action or proceeding brought in such courts, has been brought in an inconvenient forum and any right to which it may be entitled on account of place of residence or domicile. To the extent that LPG International, Ultrapar or Oxiteno has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, LPG International, Ultrapar and Oxiteno has irrevocably waived such immunity in respect of (i) its obligations under the indenture; and (ii) any note. Each of the parties to the indenture will agree that a final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding on them and may be enforced in any court to the jurisdiction of which each of them is subject by a suit upon such judgment, provided, that service of process is effected upon LPG International, Ultrapar or Oxiteno in the manner specified in the following paragraph or as otherwise permitted by law.

As long as any of the new notes remain outstanding, each of LPG International, Ultrapar and Oxiteno will at all times have an authorized agent in the City of New York, upon whom process may be served in any legal action or proceeding arising out of or relating to the indenture or any note. Service of process upon such agent and written notice of such service mailed or delivered to LPG International, Ultrapar or Oxiteno shall to the extent permitted by law be deemed in every respect effective service of process upon LPG International, Ultrapar or Oxiteno in any such legal action or proceeding. Each of LPG International, Ultrapar or Oxiteno will appoint CT Corporation System as its agent for such purpose, and covenants and agrees that service of process in any suit, action or proceeding may be made upon it at the office of such agent at 111 Eight Avenue, New York, NY 10011 (or at such other address or at the office of such other authorized agent as LPG International, Ultrapar or Oxiteno may designate by written notice to the trustee).

Judgment Currency

U.S. dollars are the sole currency of account and payment for all sums due and payable by LPG International, Ultrapar or Oxiteno under the indenture and the new notes and the guarantees. If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due hereunder in United States dollars into another currency, LPG International, Ultrapar and Oxiteno will agree, to the fullest extent that they may legally and effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the trustee determines a Person could purchase United States dollars with such other currency in New York, New York, on the business day immediately preceding the day on which final judgment is given.

The obligation of LPG International, Ultrapar or Oxiteno in respect of any sum due to any noteholder or the trustee in United States dollars shall, to the extent permitted by applicable law, notwithstanding any judgment in a currency other than United States dollars, be discharged only to the extent that on the business day following receipt of any sum adjudged to be so due in the judgment currency such noteholder or trustee may in accordance with normal banking procedures purchase United States dollars in the amount originally due to such Person with the judgment currency. If the amount of United States dollars so purchased is less than the sum originally due to such Person, each of LPG International, Ultrapar and Oxiteno agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Person against the resulting loss; and if the amount of United States dollars so purchased is greater than the sum originally due to such Person, such Person will, by accepting a note, be deemed to have agreed to repay such excess.

Prescription

Claims against LPG International, Ultrapar or Oxiteno for payments under any of the new notes shall be prescribed unless made within a period of ten years from the Relevant Date.

Book-Entry System; Delivery and Form

Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of U.S.$100,000 of original principal amount and integral multiples of U.S.$1,000 in excess thereof.

The new notes initially will be represented by one or more notes in registered, global form without interest coupons (the “global notes”). The global notes will be deposited upon issuance with the trustee as custodian for the Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”)), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. LPG International and the Trustee and the Paying Agents take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited purpose trust company created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the exchange agent with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, NA., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests; may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest) is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be our responsibility or that of DTC or the trustee. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counter-party in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system, Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the new notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form (“certificated notes”) if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and DTC fails to appoint a successor depositary within 90 days of the notice or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) subject to the procedures of DTC, we shall notify the trustee in writing that we elect to cause the issuance of the certificated notes; or

(3) there has occurred and is continuing a default or event of default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Payment of principal and interest on certificated notes may be made through the office of the paying agent in Luxembourg if and so long as such certificated notes are listed on the Luxembourg Stock Exchange. Distributions of principal and interest on the certificated notes will be made to holders of record on June 5 or December 5 immediately preceding the interest payment date. Distributions on the new notes will be made by wire transfer or by check mailed to the address of the holders of record of such new notes as appear on the register maintained by the trustee. The final payment on any certificated note, however, shall be made only upon presentation and surrender for payment of such certificated note at the office of the paying agent in Luxembourg on the date specified as the fixed date on which the final installment of principal of such certificated note is due and payable.

Same Day Settlement and Payment

LPG International or the Guarantors, as the case may be, will make payments in respect of the new notes represented by the global notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. LPG International or the Guarantors, as the case may be, will make all payments of principal, interest and premium and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The new notes represented by the global notes are eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such new notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement process (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interest in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

The information in this subsection “—Book-Entry System; Delivery and Form” concerning the Depositary, Euroclear and Clearstream Luxembourg and their respective book-entry systems has been obtained from sources that LPG International believes to be reliable, but LPG International takes no responsibility for the accuracy thereof.

TAXATION

Material United States Federal Income Tax Consequences of the Exchange Offer

The exchange of old notes for new notes in the exchange offer will not, for U.S. federal income tax purposes, result in any income, gain or loss to a holder who tenders old notes in the exchange offer. When such holder exchanges an old note for a new note in the exchange offer, the holder will have the same adjusted basis and holding period in the new note as in the old note immediately before the exchange.

Cayman Islands Tax Considerations

LPG International has received from the Governor in Cabinet of the Cayman Islands an undertaking pursuant to the Tax Concessions Law (Revised) of the Cayman Islands that, for a period of 20 years, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income gains or appreciation shall apply to LPG International or its operations and no such tax or tax in the nature of estate duty or inheritance tax shall be payable on the shares, notes or other obligations of LPG International.

LPG International has been advised that, under existing Cayman Islands laws:

(i) Payments in respect of the notes and guarantees will not be subject to taxation in the Cayman Islands and no withholding will be required on such payments to any holder of the notes and gains derived from sale of the notes will not be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income tax or taxation in the nature of a withholding tax, corporate or capital tax and no estate duty, inheritance tax or gift tax; and

(ii) No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of the notes. There is no applicable tax treaty between the United States and the Cayman Islands.

Brazilian Tax Considerations

The following is a general summary of the Brazilian tax considerations relating to an investment in the notes by an individual, entity, trust or organization considered as resident or domiciled outside Brazil for tax purposes (“Non-Brazilian Holder”). It is based on the tax laws of Brazil as in effect on the date hereof and is subject to any change in Brazilian law that may come into effect after such date, and is applicable to LPG International, Ultrapar and Oxiteno. The information set forth below is intended to be a general description only and does not address all possible Brazilian tax consequences relating to an investment in the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES OR COUPONS.

Payments on the notes made from LPG International and gains on the notes

Generally, a Non-Brazilian Holder is taxed in Brazil only when income is derived from Brazilian sources or gains are realized on the disposition of assets located in Brazil. Therefore, based on the fact that LPG International is considered for Brazilian tax purposes as domiciled abroad, any income (including interest and original issue discount) paid by LPG International in respect of the notes issued by it are not subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made with funds held by such entity outside of Brazil.

According to article 26 of Law No. 10,833, enacted on December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a nonresident to another nonresident made outside Brazil, are subject to taxation in Brazil. Based on the fact that the notes are issued abroad and registered on the Luxembourg Stock Exchange, we believe that the notes will not fall within the definition of assets located in Brazil for purposes of Law No. 10,833. Gains on the sale or other disposition of the notes made outside Brazil by a Non-Brazilian Holder, other than a branch or a subsidiary of Brazilian resident, to another Non-Brazilian Holder, are not subject to Brazilian taxes. However, considering the general scope of Law No. 10,833 and the absence of judicial guidance in respect thereof, it is impossible to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains made by a Non-Brazilian Holder from the sale or other disposition of the notes to a Brazilian resident, are subject to Brazilian income tax at rate of 15%, or 25% if such Non-Brazilian Holder is located in a tax haven jurisdiction, as defined by Brazilian legislation.

Payments on the notes made from Brazilian source

If, by any chance, an interest payment is made to the Non-Brazilian Holder by a Brazilian guarantor in respect of the notes, such as by Ultrapar or Oxiteno, such payment will be generally subject to income tax withheld at source, being the rate variable depending on the characterization of the payment by the Brazilian tax authorities and the location of the Non-Brazilian Holder, at a maximum rate of 25%, or such other rate as may be provided for in any applicable tax treaty between Brazil and the country of the beneficiary. In this case other taxes may be also applicable, as described below.

If the guarantor is required to assume the obligation to pay the principal amount of the notes to the Non-Brazilian Holder, Brazilian tax authorities could attempt to impose withholding income tax. Although Brazilian legislation does not provide a specific tax rule for such cases and there is not an official position from tax authorities or precedents from the Brazilian Courts regarding the matter, there are arguments to discuss that the remittance of funds by a Brazilian guarantor for the payment of the principal amount of the notes will not be subject to imposition of income tax, because the mere fact that the guarantor is making the payment does not convert the nature of the principal due into income of the beneficiary, and, therefore, the income tax would only be applicable on the interest payments.

In any event, under the terms of the guaranty, Ultrapar and Oxiteno are required to gross up the payable amounts, subject to customary exceptions described in the indenture, so that the holders of the notes receive interest as if no income tax were withheld. See “The Description of New Notes—Payment of Additional Amounts.” LPG International has the right to redeem the notes at par in the event that gross up for Brazilian or Cayman Islands withholding tax is required at a rate in excess of 15%, or 25% in case the holder of the notes is resident in a tax haven jurisdiction, as defined by Brazilian legislation, to payments under the guaranty as a result of a change in law. See “The Description of New Notes—Redemption for Taxation Reasons.”

All fund transfers in connection with financial transactions in Brazil are subject to the temporary contribution on financial transactions (CPMF), which is levied at a rate of 0.38% on any bank account withdrawals. The CPMF burden is incurred by the Brazilian payor. The CPMF expires on December 31, 2007, although the Brazilian federal government may extend it or transform the CPMF into a permanent tax.

Pursuant to Decree No. 4,494/2002, conversion into Brazilian currency of proceeds received by a Brazilian entity and the conversion into foreign currency of proceeds received in reais are subject to taxation of foreign exchange transactions (IOF/Câmbio). Since 1996, except in limited cases, the IOF/Câmbio is 0%, although the Brazilian federal government may increase such rate up to 25%, but only with respect to future transactions.

Generally, there is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the notes) nor any inheritance, gift or succession tax applicable to the ownership, transfer or disposition of the notes, except for gift and inheritance taxes imposed in some states of Brazil on gifts and bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such Brazilian states.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

The Issuer will not receive any proceeds from any sale of new notes by broker-dealers.

New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions, including:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes or

•	a combination of those methods of resale;

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made:

•	directly to purchasers or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

VALIDITY OF THE NEW NOTES

The validity of the new notes offered and exchanged in this offering, together with the guarantees, will be passed upon for us and LPG International by Davis Polk & Wardwell. Certain matters of Brazilian law relating to the new notes and the guarantees will be passed upon for us and LPG International by Machado, Meyer, Sendacz e Opice Advogados, São Paulo, Brazil. Certain matters of Cayman Islands law will be passed upon for us and LPG International by Walkers.

EXPERTS

The consolidated financial statements of Ultrapar as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, prepared in accordance with Brazilian GAAP, incorporated in this prospectus by reference from the 2005 Form 20-F have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.